UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              PEERLESS GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                  705499-101

                                 (CUSIP Number)

      Michael E. Henry, Chairman of the Board and Chief Executive Officer
             663 Highway 60, Monett, Missouri  65708  (417) 235-6652
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                        August 18, 1998

             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 705499-101
                                           Jack Henry & Associates, Inc.
 (1) Names of Reporting Persons  . . .
 S.S. or I.R.S. Identification Nos. of
 above persons . . . . . . . . . . . .

 (2) Check the appropriate box if a      (a)
 member of a group
                                         (b)
 (see instructions)

 (3) SEC use only  . . . . . . . . . .

 (4) Source of funds (see instructions)  00

 (5) Check if disclosure of legal          N/A
 proceedings is required pursuant to
 Items 2(d) or 2(e).

 (6) Citizenship or place of               Delaware
 organization  . . . . . . . . . . . .

 Number of shares beneficially owned by
 each reporting person with:

 (7) Sole voting power . . . . . . . .     979,815


 (8) Shared voting power . . . . . . .     1,170,065

 (9) Sole dispositive power  . . . . .     979,815


 (10) Shared dispositive power . . . .     1,170,065

 (11) Aggregate amount beneficially
 owned by each reporting person.            2,149,8801 and 2

 (12) Check if the aggregate amount in
 Row (11) excludes certain shares
 (see instructions).                        N/A

 (13) Percent of class represented by
 amount in Row (11)  . . . . . . . . .     36.4%3

 (14) Type of reporting person
 (see instructions). . . . . . . . . .     CO

1 979,815 of the shares of the Issuer s common stock covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of August 18, 1998, and described in Item 4 of this report. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. The number of share indicated represents 19.9% of the total outstanding shares of common stock of Issuer as of August 18, 1998, excluding share issuable upon exercise of the option.

2 1,170,065 of the shares of the Issuer common stock covered by this report are subject to an Agreement with Shareholders entered into by certain shareholders of the Issuer with the Reporting Person pursuant to which such shareholders have agreed to vote all of the shared beneficially owned by such shareholders in favor of certain matters, including without limitation the proposed merger of Peerless Acquisition Corp., a wholly-owned subsidiary of the Reporting Person, with and into the Issuer, and against, among other things, any action or agreement that could reasonably be executed to result, directly or indirectly, in a breach in any material respect of any covenant, representation or warranty or any obligation of the Issuer under the Agreement and Plan of Merger dated as of August 18, 1998 between the Reporting Person, Peerless Acquisition Corp. and the Issuer described in Item 3 hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer common stock covered by the Agreement with Shareholders. The number of shares indicated represents approximately 23.8% of the total outstanding shares of common stock of the Issuer as of August 18, 1998, excluding the shares issuable upon exercise of the option (as described above).

3 After giving effect to the exercise of the option as described herein.
ITEM 1.     SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $0.01 per share (the Issuer Common Stock or Shares ), of Peerless Group, Inc., a Delaware corporation (the Issuer ). The principal executive offices of the Issuer are located at 1021 Central Expressway South, Allen, Texas 75013.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c) This Schedule 13D is filed by Jack Henry & Associates, Inc. (the Reporting Person ), a Delaware corporation that provides integrated computer systems and ATM networking products for banks and other financial institutions. The principal offices of the Reporting Person are located at 663 Highway 60, Monett, Missouri 65708.

      The name, business address, and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

      (d)-(e) During the last five years, to the best of the Reporting Person s knowledge, neither the Reporting Person nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or, mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f)   Each executive officer and director set forth in Schedule A to this
Schedule 13D is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person entered into an Agreement and Plan of Merger dated August 18, 1998 by and among the Reporting Person, Peerless Acquisition Corp., a wholly-owned subsidiary of the Reporting Person ( Newco ) and the Issuer (the
 Merger Agreement ), providing for the merger (the Merger ) of Newco with and into the Issuer, with the Issuer as the surviving corporation. Pursuant to the Merger Agreement, each outstanding Share will be converted in the right to receive 0.16145 shares of common stock, par value $0.01 per share, of the Reporting Person (the Reporting Person Common Stock ). The Merger is subject to the approval by the Issuer s shareholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully describe in the Merger Agreement. The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which (exhibits and schedules excluded) is attached as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by reference.

      As a further inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, the Issuer and the Reporting Person entered into that certain Stock Option Agreement (the Option Agreement ), dated as of August 18, 1998, whereby the Issuer granted to the Reporting Person an option (the Option ) to purchase, under the circumstances described therein, up to 979,815 Shares (the Option Shares ) at a purchase price per Share equal to $7.25 (the Purchase Price ). No monetary consideration was paid by the Reporting Person to the Issuer for the Option. Based on the number of Shares outstanding on August 18, 1998 (as set forth in the Merger Agreement), the Option Shares constitute approximately 19.9% of the outstanding Shares, or approximately 16.6% of the Shares after giving effect to the exercise of the Option. Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 2 hereto, for the full text of its terms, including the conditions upon which it may be exercised. The Option Agreement is incorporated herein by reference in its entirety.

        None of the Triggering Events (as defined in Item 4 below) permitting the exercise of the Option have occurred as of the date hereof. In the event that the Option becomes exercisable and the Reporting Person elects to exercise the Option, the Reporting Person currently anticipates that it would fund the Purchase Price out of working capital.

      As a further inducement for the Reporting Person to enter into the Merger Agreement, Rodney L. Armstrong, Jr., Steven W. Tomson, Kevin W. Marsh, Allen D. Fleener, William F. Dunbar, David A. O Connor and Jane C. Walsh, shareholders of the Issuer (the Shareholders ) entered into those certain Agreements with Shareholders (the Shareholders Agreements ) with the Reporting Person, dated as of August 18, 1998, whereby the Shareholders agreed to vote all of the Shares beneficially owned by them in favor of certain matters, including without limitation, the approval and adoption of the Merger Agreement, and against, among other things, (i) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any obligation of the Issuer under the Merger Agreement or (ii) any action or agreement that would impede, interfere with or discourage the transactions contemplated by the Merger. The Reporting Person did not pay any monetary consideration to any Shareholder in connection with the execution and delivery of the Shareholders Agreements.

ITEM 4.     PURPOSE OF THE TRANSACTION.

           (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

      Pursuant to the Option Agreement, the Issuer has granted the Reporting Person the Option which, based on the number of Shares outstanding on August 18, 1998, would be exercisable for approximately 19.9% of the outstanding Shares, or approximately 16.6% of the Shares outstanding after giving effect to the exercise of the Option.

      The Reporting Person may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"), provided that the Reporting Person provides notice of such exercise in accordance with the Option Agreement. A Triggering Event includes the following:

            (1)   termination of the Merger Agreement pursuant to Section 9.1.4
thereof, if       prior to the Special Company Meeting (as defined in the Merger
                  Agreement), there shall have been a proposal or offer (other than the Merger Agreement) with respect to any acquisition, business combination or purchase of 20% or more of the assets of, or any 20% or greater equity interest in, the Issuer or any of its Subsidiaries and such proposal or offer shall not have been rejected by the Issuer; or

            (2)   termination of the Merger Agreement by the Issuer pursuant to
      Section 9.1.5 of the Merger Agreement.

The Option will terminate upon either (i) the Effective Time (as defined in the Merger Agreement); (ii) termination of the Merger Agreement pursuant to Section 9.1.1, 9.1.2(b) or 9.1.3 thereof; (iii) 270 days after the first occurrence of a Triggering Event; (iv) termination of the Option Agreement by mutual written consent; or (v) August 15, 1999.

      The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 2 of this
Schedule 13D and incorporated herein in its entirety by reference.

           Pursuant to the Shareholders Agreements, the Shareholders have agreed to vote all of the Shares beneficially owned by them in favor of certain matters, including without limitation, the approval and adoption of the Merger Agreement, and against, among other things, (i) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any obligation of the Issuer under the Merger Agreement or (ii) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any obligation of the Issuer under the Merger Agreement. The Shareholders Agreements terminate upon the earlier to occur of the (i) Closing Date (as defined in the Merger Agreement); (ii) termination of the Shareholder Agreement by the Reporting Person; (iii) termination of the Merger Agreement; or (iv) February 1, 1999. The name of each Shareholder and the number of Shares held by each Shareholder are set forth on Schedule A to the Shareholders Agreements, which is incorporated herein by reference. The foregoing summary of the Shareholders Agreements is qualified in its entirety by reference to the copy of the Shareholders Agreements (schedules excluded) included as Exhibits 3 and 4 of this Schedule 13D and incorporated herein in its entirety by reference.

           The purpose of the Option Agreement and the Shareholders Agreements are to facilitate the consummation of the Merger. Upon consummation of the Merger as contemplated by the Merger Agreement, (a) Newco will be merged into the Issuer, (b) the Board of Directors of the Issuer will be replaced by the Board of Directors of Newco, (c) the Certificate of Incorporation and Bylaws of the Issuer will be replaced by the Certificate of Incorporation and Bylaws of Newco, (d) the Shares will cease to be authorized for listing on the Nasdaq National Market and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
      (a)-(b) As a result of the issuance of the Option, the Reporting Person may be deemed to be a beneficial owner of 979,815 Shares, which would represent approximately (i) 19.9% of the Issuer Common Stock outstanding on August 18, 1998, or (ii) 16.6% of the Issuer Common Stock that would be outstanding after giving effect to the exercise of the Option.

      The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of any Shares, and, prior to exercise of the Option, the Reporting Person disclaims beneficial ownership of all Option Shares.

      The number of Shares covered by the Shareholders Agreements is 1,170,065, which constitutes approximately 23.8% of the Issuer Common Stock outstanding on August 18, 1998. The Reporting Person (i) is not entitled to any rights as a shareholder of the Issuer as to the Shares covered by the Shareholders Agreements and (ii) disclaims any beneficial ownership of the Shares which are subject to the Shareholders Agreements.

      (c) Except as described herein, (i) neither the Reporting Person nor, to the best of the Reporting Person s knowledge, any other person referred to in Schedule A attached hereto, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person s knowledge, by any subsidiary or affiliate of the Reporting Person or any of the persons referred to in Schedule A.

      (d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by the Reporting Person upon exercise of the Option.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Copies of the Merger Agreement, the Option Agreement and the Shareholder Agreements are attached as Exhibits hereto and, to the best of the Reporting Person s knowledge, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in
Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

            Exhibits    Description

            1           Agreement and Plan of Merger
            2           Stock Option Agreement
            3           Agreement with Shareholders
            4           Agreement with Shareholders



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JACK HENRY & ASSOCIATES, INC.


Date: August 27, 1998         By:   /s/Michael E. Henry
                                    Name: Michael E. Henry
                                    Title:  Chairman and Chief Executive Officer


                                   SCHEDULE A

   Names of Directors                                         Residence or
      and Officers            Principal Occupation          Business Address

Michael E. Henry           Chairman, Chief Executive    663 Hwy. 60
                           Officer and Director         Monett, Missouri  65708

Michael R. Wallace         President, Chief Operating   663 Hwy. 60
                           Officer and Director         Monett, Missouri  65708
John W. Henry              Vice Chairman, Senior Vice   663 Hwy. 60
                           President and Director       Monett, Missouri  65708

Jerry D. Hall              Executive Vice President     663 Hwy. 60
                           and Director                 Monett, Missouri  65708

James J. Ellis             Managing Partner             3710 Rawlins, Suite 1010
                           Ellis/Rosier Financial       LB 72
                           Services                     Dallas, Texas  74219

Burton O. George           Retired                      P.O. Box 412
                                                        Berryville, Arkansas
                                                        72616
George R. Curry            Chairman, Central Bank       211 Royal Oak
                                                        Lebanon, Missouri  65536

Terry W. Thompson          Chief Financial Officer      663 Hwy. 60
                                                        Monett, Missouri  65708

Marguerite P.              Vice President               663 Hwy. 60
Butterworth                                             Monett, Missouri  65708
/TABLE

                                                            Exhibit 1
                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                          JACK HENRY & ASSOCIATES, INC.

                           PEERLESS ACQUISITION CORP.

                                       AND

                              PEERLESS GROUP, INC.


                                 AUGUST 18, 1998

                                TABLE OF CONTENTS

                                                                       Page No.

      ARTICLE I         DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . .1
                  Section 1.1 Affiliate . . . . . . . . . . . . . . . . . . . . . .1
                  Section 1.2 Company Disclosure Schedule . . . . . . . . . . . . .1                                            1
                  Section 1.3 Company Shares  . . . . . . . . . . . . . . . . . . .1
                  Section 1.4 Company Stock . . . . . . . . . . . . . . . . . . . .1
                  Section 1.5 Confidential Information  . . . . . . . . . . . . . .1
                  Section 1.6 Delaware General Corporation Law  . . . . . . . . . .2
                  Section 1.7 Documentation . . . . . . . . . . . . . . . . . . . .2
                  Section 1.8 Exchange Act  . . . . . . . . . . . . . . . . . . . .2
                  Section 1.9 Exchange Agent  . . . . . . . . . . . . . . . . . . .2
                  Section 1.10     Form S-4  . . . . . . . . . . . . . . . . . . . 2
                  Section 1.11     GAAP  . . . . . . . . . . . . . . . . . . . . . 2
                  Section 1.12     Hart-Scott-Rodino Act . . . . . . . . . . . . . 2
                  Section 1.13     JHA Shares  . . . . . . . . . . . . . . . . . . 2
                  Section 1.14     Joint Disclosure Document . . . . . . . . . . . 2
                  Section 1.15     Knowledge. . . . . . . . . . . . . . . . . . . .2
                  Section 1.16     Material Adverse Effect . . . . . . . . . . . . 2
                  Section 1.17     Ordinary Course of Business . . . . . . . . . . 3
                  Section 1.18     Person  . . . . . . . . . . . . . . . . . . . . 3
                  Section 1.19     Pre-Closing Average Price . . . . . . . . . . . 3
                  Section 1.20     Requisite Company Stockholder Approval  . . . . 3
                  Section 1.21     SEC . . . . . . . . . . . . . . . . . . . . . . 3
                  Section 1.22     Securities Act  . . . . . . . . . . . . . . . . 3
                  Section 1.23     Software  . . . . . . . . . . . . . . . . . . . 3
                  Section 1.24     Security Interest . . . . . . . . . . . . . . . 3
                  Section 1.25     Subsidiary  . . . . . . . . . . . . . . . . . . 4

 ARTICLE II        MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . .     4
                  Section 2.1 The Merger  . . . . . . . . . . . . . . . . . . . . .4
                  Section 2.2 Effective Time  . . . . . . . . . . . . . . . . . . .4
                  Section 2.3 The Closing . . . . . . . . . . . . . . . . . . . . .4
                  Section 2.4 Effects of the Merger . . . . . . . . . . . . . . . .4

 ARTICLE III       THE SURVIVING CORPORATION . . . . . . . . . . . . . . . . . .  .4
                  Section 3.1 Certificate of Incorporation  . . . . . . . . . . .  4
                  Section 3.2 Bylaws  . . . . . . . . . . . . . . . . . . . .  .  .4
                  Section 3.3 Directors . . . . . . . . . . . . . . . . . . .  .  .5
                  Section 3.4 Officers  . . . . . . . . . . . . . . . . . . . . . .5

      ARTICLE IV        CONVERSION OF SHARES AND OPTIONS  . . . . . . . . . . . . .5
                  Section 4.1 Conversion of Company Common Stock  . . . . . . . . .5
                  Section 4.2 Conversion of Company Options and Warrants  . . . . .6
                  Section 4.3 Procedure for Payment . . . . . . . . . . . . . . . .7
                  Section 4.4 No Fractional Shares  . . . . . . . . . . . . . . . .8
                  Section 4.5 Conversion of Newco Stock . . . . . . . . . . . . . .8
                  Section 4.6 Closing of Transfer Records . . . . . . . . . . . . .8

    ARTICLE V         REPRESENTATIONS AND WARRANTIES OF COMPANY . . . . . . . . .  8
                  Section 5.1 Organization, Qualification, and Corporate Power  . .8
                  Section 5.2 Capitalization  . . . . . . . . . . . . . . . . . . .9
                  Section 5.3 Subsidiaries  . . . . . . . . . . . . . . . . . . . .9
                  Section 5.4 Authorization of Transaction  . . . . . . . . . . . .9
                  Section 5.5 Noncontravention  . . . . . . . . . . . . . . . . . .9
                  Section 5.6 SEC Reports . . . . . . . . . . . . . . . . . . . . 10
                  Section 5.7 Financial Statements  . . . . . . . . . . . . . . . 10
                  Section 5.8 Events Subsequent to Most Recent Fiscal Quarter End 10
                  Section 5.9 Properties  . . . . . . . . . . . . . . . . . . . . 11
                  Section 5.10      Agreements, Contracts and Commitments . . . . 11
                  Section 5.11      Employee Benefit Plans; ERISA . . . . . . . . 11
                  Section 5.12      Proprietary Rights  . . . . . . . . . . . . . 11
                  Section 5.13      Labor Matters . . . . . . . . . . . . . . . . 13
                  Section 5.14      Undisclosed Liabilities . . . . . . . . . . . 13
                  Section 5.15      Litigation  . . . . . . . . . . . . . . . . . 13
                  Section 5.16      Taxes . . . . . . . . . . . . . . . . . . . . 14
                  Section 5.17      Brokers  Fees . . . . . . . . . . . . . . . . 14
                  Section 5.18      Year 2000 . . . . . . . . . . . . . . . . . . 14
                  Section 5.19      Compliance with Laws  . . . . . . . . . . . . 14
                  Section 5.20      Tax and Accounting Matters  . . . . . . . . . 15
                  Section 5.21      Disclosure  . . . . . . . . . . . . . . . . . 15
                  Section 5.22      Fairness Opinion  . . . . . . . . . . . . . . 15

      ARTICLE VI        REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO  . . . 15
                  Section 6.1 Organization  . . . . . . . . . . . . . . . . . . . 15
                  Section 6.2 Capitalization  . . . . . . . . . . . . . . . . . . 15
                  Section 6.3 Authorization of Transaction  . . . . . . . . . . . 16
                  Section 6.4 Noncontravention  . . . . . . . . . . . . . . . . . 16
                  Section 6.5 Brokers  Fees . . . . . . . . . . . . . . . . . . . 16
                  Section 6.6 Disclosure  . . . . . . . . . . . . . . . . . . . . 16
                  Section 6.7 SEC Reports . . . . . . . . . . . . . . . . . . . . 16
                  Section 6.8 Events Subsequent to Most Recent Fiscal Quarter End 17
                  Section 6.9 Litigation  . . . . . . . . . . . . . . . . . . . . 17
                  Section 6.10      Tax and Accounting Matters  . . . . . . . . . 17
                  Section 6.11      Ownership of Newco; No Prior Activities . . . 17
                  Section 6.12      Issuance of JHA Shares  . . . . . . . . . . . 17
                  Section 6.13      Undisclosed Liabilities . . . . . . . . . . . 17

    ARTICLE VII ADDITIONAL COVENANTS  . . . . . . . . . . . . . . . . . . . . . . 18
                  Section 7.1 General . . . . . . . . . . . . . . . . . . . . . . 18
                  Section 7.2 Notices and Consents  . . . . . . . . . . . . . . . 18
                  Section 7.3 Preparation of the Joint Disclosure Document
                              and the Form S-4 . . . . . . . . . . . . . . . . . .18
                  Section 7.4 Compliance with the Securities Act  . . . . . . . . 19
                  Section 7.5 NASDAQ Quotation  . . . . . . . . . . . . . . . . . 19
                  Section 7.6 Stockholder Approval  . . . . . . . . . . . . . . . 19
                  Section 7.7 Hart-Scott-Rodino Act . . . . . . . . . . . . . . . 19
                  Section 7.8 Pooling of Interests  . . . . . . . . . . . . . . . 20
                  Section 7.9 Comfort Letters . . . . . . . . . . . . . . . . . . 20
                  Section 7.10      Pooling of Interests Opinions . . . . . . . . 20
                  Section 7.11      Tax-Free Reorganization . . . . . . . . . . . 20
                  Section 7.12      Operation of Business . . . . . . . . . . . . 20
                  Section 7.13      Full Access and Confidentiality . . . . . . . 21
                  Section 7.14      Notice of Developments  . . . . . . . . . . . 22
                  Section 7.15      Exclusivity . . . . . . . . . . . . . . . . . 22
                  Section 7.16      Insurance and Indemnification . . . . . . . . 22
                  Section 7.17      Expenses  . . . . . . . . . . . . . . . . . . 23
                  Section 7.18      Cooperation . . . . . . . . . . . . . . . . . 23
                  Section 7.19      Governmental Approvals  . . . . . . . . . . . 23
                  Section 7.20      Obligations of Newco  . . . . . . . . . . . . 23
                  Section 7.21      Public Announcements  . . . . . . . . . . . . 23
                  Section 7.22      Nasdaq National Market System . . . . . . . . 24

     ARTICLE VIII      CONDITIONS TO OBLIGATIONS TO CLOSE  . . . . . . . . . . . .24
                  Section 8.1 Conditions to Obligation of Parent and Newco  . . . 24
                  Section 8.2 Conditions to Obligation of Company . . . . . . . . 25

     ARTICLE IX        TERMINATION . . . . . . . . . . . . . . . . . . . . . . . .27
                  Section 9.1 Termination of Agreement  . . . . . . . . . . . . . 27
                  Section 9.2 Termination Fee . . . . . . . . . . . . . . . . . . 28
                  Section 9.3 Effect of Termination . . . . . . . . . . . . . . . 29

     ARTICLE X         MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . .29
                  Section 10.1      Survival  . . . . . . . . . . . . . . . . . . 29
                  Section 10.2      Press Releases and Public Announcements . . . 29
                  Section 10.3      No Third Party Beneficiaries  . . . . . . . . 29
                  Section 10.4      Entire Agreement  . . . . . . . . . . . . . . 29
                  Section 10.5      Succession and Assignment . . . . . . . . . . 29
                  Section 10.6      Counterparts  . . . . . . . . . . . . . . . . 29
                  Section 10.7      Headings  . . . . . . . . . . . . . . . . . . 30
                  Section 10.8      Notices . . . . . . . . . . . . . . . . . . . 30
                  Section 10.9      Governing Law . . . . . . . . . . . . . . . . 30
                  Section 10.10  Amendments and Waivers . . . . . . . . . . . . . 30
                  Section 10.11  Severability . . . . . . . . . . . . . . . . . . 31
                  Section 10.12  Construction . . . . . . . . . . . . . . . . . . 31
                  Section 10.13  Incorporation of Exhibits and Schedules  . . . . 31
                  Section 10.14  Cooperation  . . . . . . . . . . . . . . . . . . 31
                  Section 10.15  Submission to Jurisdiction . . . . . . . . . . . 31

      INDEX TO EXHIBITS & SCHEDULES

      Exhibit A   Form of Certificate of Incorporation of Surviving Corporation
      Exhibit B   Form of Bylaws of Surviving Corporation
      Exhibit C   Form of Affiliate Letter
      Schedule 1  Company Disclosure Schedule
      Schedule 2  List of Proprietary and Third-Party Software


                          AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (the Agreement ) entered into as of this 18th day of August, 1998 by and among JACK HENRY & ASSOCIATES, INC., a Delaware corporation ( Parent ), PEERLESS ACQUISITION CORP., a Delaware corporation and wholly-owned subsidiary of Parent ( Newco ) and PEERLESS GROUP, INC., a Delaware corporation ( Company ).

      WHEREAS, the Boards of Directors of Parent and Newco and Company deem it advisable and in the best interests of their respective stockholders that Parent acquire Company, and such Boards of Directors have approved the merger (the
 Merger ) of Newco with and into Company upon the terms and subject to the conditions set forth herein; and

      WHEREAS, for federal income tax purposes, this Agreement contemplates a tax-free merger of Newco with and into Company in a reorganization pursuant to
Section 368(a)(1)(A) and (B) of the Internal Revenue Code of 1986, as amended (the Code ); and

      WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests.
      NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, and in order to set forth the terms of the Merger, the parties hereto agree as follows.

                                   ARTICLE 1.
                                   DEFINITIONS

      For purposes of this Agreement, the following terms shall have the following meanings, and additional capitalized terms defined elsewhere in this Agreement shall have such meaning:

      Section A. An Affiliate of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.

      Section B.   Company Disclosure Schedule  means the disclosure schedule prepared by Company.

      Section C.   Company Shares  means issued and outstanding shares of
Company Stock.

      Section D.   Company Stock  means the Company s common stock par value
$.01.

      Section E.   Confidential Information  means any information concerning the businesses and affairs of Company and its Subsidiaries or Parent and its subsidiaries, as applicable, that is not already generally available to the public.

      Section F.   Delaware General Corporation Law  means the General
Corporation Law of the State of Delaware, as amended.

      Section G.   Documentation  means Proprietary Documentation and Third
Party Documentation, defined as follows:

                  (1) Proprietary Documentation means those written materials created by the Company that explain Proprietary Software, were used by Company or its Subsidiaries in the development of Proprietary Software, or represent an interim step in Company s development of Proprietary Software, including, without limitation, logic diagrams, flowcharts, procedural diagrams and algorithms, as well as manuals, training materials, sales materials, error reports and related correspondence and memoranda.

                  (2) Third Party Documentation means those written materials owned by Company or its Subsidiaries that explain any Third Party Software or the use thereof.

      Section H.   Exchange Act  means the Securities Exchange Act of 1934, as amended.

      Section I.   Exchange Agent  means UMB Bank, N.A.

      Section J.   Form S-4  shall mean that certain Form S-4 filed by Parent with the SEC, which incorporates the Joint Disclosure Document.

      Section K.   GAAP  means generally accepted accounting principles in the
United States as in effect from time to time.

      Section L.   Hart-Scott-Rodino Act  means the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as amended (sometimes referred to as the  HSR Act ).

      Section M.   JHA Shares  shall mean the shares of common stock, par value
$.01, of Parent ( Parent Stock ) which holders of Company Shares will receive in exchange for their Company Shares, pursuant to this Agreement.

      Section N.   Joint Disclosure Document  means the document filed by the
Company with the SEC and sent to the holders of record of the Company Shares which includes the Company s definitive proxy statement relating to the Special Company Meeting and Parent s prospectus relating to the issuance of JHA Shares.

      Section O.   Knowledge  means the actual knowledge of such person after reasonable investigation. When used with respect to Company, on the one hand, or Parent or Newco, on the other hand, Knowledge shall mean the actual knowledge, after reasonable investigation, of those persons identified in the
 Management section of the most recent Form 10-K of Company or Parent, respectively.

      Section P.   Material Adverse Effect  with respect to any Person means a material adverse effect on (a) the ability of such Person to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, or (b) the condition (financial or otherwise), assets, liabilities (actual or contingent), results of operations or business of such Person and its subsidiaries taken as a whole.

      Section Q.   Ordinary Course of Business  means the ordinary course of
business consistent with past custom and practice (including with respect to quantity and frequency).

      Section R.   Person  means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof), or any other form of business organization or any other entity.

      Section S.   Pre-Closing Average Price  means the average closing price of
JHA Shares, as reported on the NASDAQ National Market System by the Wall Street Journal, for the ten (10) consecutive trading days ending on the fifth day prior to the Special Company Meeting held to vote on the Merger.

      Section T.   Requisite Company Stockholder Approval  means the affirmative vote of the holders of a majority of the Company Shares in favor of this Agreement and the Merger.

      Section U.   SEC  means the Securities and Exchange Commission.

      Section V. Securities Act means the Securities Act of 1933, as amended.

      Section W.   Software  means  Proprietary Software  and  Third Party
Software,  defined as follows:

                  (1) Proprietary Software means those computer software programs that are owned by Company or its Subsidiaries (in both object code and source code versions) listed on Schedule 2 hereto, including every modification and enhancement thereto that has been created and owned by Company or its Subsidiaries, together with any additional modifications and enhancements thereto created by Company or its Subsidiaries between the date hereof and the Closing Date.

                  (2) Third Party Software means those computer software programs separately listed on Schedule 2 (in object code only or both source code and object code) that are owned by third parties and used or sublicensed by Company or its Subsidiaries.

      Section X. Security Interest means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic s, materialmen s, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

     Section Y.   Subsidiary  means any corporation or other entity with
respect to which Company (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.


                                   ARTICLE 2.
                                      MERGER

      Section A.  The Merger.  At the Effective Time (as hereinafter defined in
Section 2.2 hereof), Newco shall be merged with and into Company on the terms and conditions hereinafter set forth as permitted by and in accordance with the Delaware General Corporation Law. Thereupon, the separate existence of Newco shall cease, and Company, as the surviving corporation ( Surviving
Corporation ), shall continue to exist under and be governed by Delaware General Corporation Law.

      Section B. Effective Time. The Merger shall become effective immediately upon the later of the filing of the Certificate of Merger ( Certificate of Merger ) with the Secretary of State of the State of Delaware or such other time or date as the parties hereto may agree (the Effective Time ). The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Company or Newco in order to carry out and effectuate the transactions contemplated by this Agreement.

      Section C. The Closing. The closing of the transactions contemplated by this Agreement (the Closing ) shall take place at the executive offices of the Company, commencing at 9:00 a.m. local time no later than the second business day following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself) or such other place or time and date as the parties may mutually determine (the Closing Date ).

      Section D. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property of Company and Newco shall vest in the Surviving Corporation, and all liabilities of Company and Newco shall become the liabilities of the Surviving Corporation.

                                   ARTICLE 3.
                            THE SURVIVING CORPORATION

      Section A. Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended to be in the form set forth in Exhibit A, until thereafter changed or amended in accordance with the provisions thereof and applicable law.

      Section B. Bylaws. At the Effective Time, the Bylaws of the Surviving Corporation shall be amended to be in the form set forth in Exhibit B, until thereafter changed or amended in accordance with the provisions thereof and applicable law.

      Section C. Directors. From and after the Effective Time, the members of the Board of Directors of the Surviving Corporation shall consist of the members of the Board of Directors of Newco (as constituted immediately prior to the Effective Time).

      Section D. Officers. From and after the Effective Time, the officers of the Surviving Corporation shall consist of the officers of Newco, as constituted immediately prior to the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE 4.
                        CONVERSION OF SHARES AND OPTIONS

      Section A. Conversion of Company Common Stock. At and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Newco, Company or any holder of any securities thereof:

                  (1) All shares of capital stock of Company that are owned directly or indirectly by Parent, Newco, Company or any subsidiary of any of the foregoing immediately prior to the Effective Time (as treasury shares or otherwise) shall be canceled and no Parent Stock or other consideration shall be delivered in exchange therefor.

                   (2) Subject to Sections 4.1.3, 4.1.4, 4.1.5 and 4.4, each share of Company Stock, (other than any shares to be canceled pursuant to Section 4.1.1, above) shall be converted into the right to receive 0.16145 fully paid and nonassessable shares (the Conversion Ratio ) of Parent Stock. The Conversion Ratio has been calculated by dividing (i) $7.25 by
      (ii) the average closing price of JHA Shares, as reported on the NASDAQ National Market System by The Wall Street Journal, for the three (3) consecutive trading days prior to the date of announcement made pursuant to Section 7.21 of the proposed Merger by Company and Parent (the Pre-Announcement Average Price ).

                  (3) In the event the Pre-Closing Average Price (as defined in Section 1.18) is less than or equal to 85% of the Pre-Announcement Average Price, the Conversion Ratio shall be adjusted to equal the product of (A) (i) 85% of the Pre-Announcement Average Price divided by (ii) the Pre-Closing Average Price, and (B) the Conversion Ratio.

                  (4) In the event the Pre-Closing Average Price is greater than or equal to 115% of the Pre-Announcement Average Price, the Conversion Ratio shall be adjusted to equal the product of (A) (i) 115% of the Pre-Announcement Average Price divided by (ii) the Pre-Closing Average Price, and (B) the Conversion Ratio.

                  (5) The Conversion Ratio shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or other change in the number of Company Shares outstanding.

Any references to Conversion Ratio hereafter in this Agreement shall be deemed to include any subsequent adjustments required by the terms of 4.1.3, 4.1.4 and 4.1.5, above. No Company Share shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 4.1 after the Effective Time, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except to receive the shares of Parent Stock and any cash in lieu of fractional shares of Company Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Sections 4.3 and 4.4.

      Section B.  Conversion of Company Options and Warrants.  At the Effective
Time:

                  (1) Each then-outstanding option to purchase Company Stock (collectively, the Options ) whether or not then exercisable or fully vested (after giving effect to any provisions that would result in acceleration of vesting of such Options upon the occurrence of the
      Merger), shall be assumed by Parent and shall constitute an option (a
       Substitute Option ) to acquire, on terms and subject to conditions no less favorable to the optionee than those that were applicable under such
      Option, including without limitation term, vesting, exercisability, method of payment, status as an incentive stock option under Section 422 of the Code (if applicable) or as an employee stock purchase plan option under
      Section 423 of the Code (if applicable), and termination provisions, the number of JHA Shares determined by multiplying the number of shares of Company Stock subject to such Option immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share equal to the exercise price per share of Company Stock immediately prior to the Effective Time divided by the Conversion Ratio and rounded to the nearest cent; provided, however, that in the case of any Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code or as an employee stock purchase plan option under Section 423 of the Code, the conversion formula shall be adjusted if necessary to comply with Section 424(a) of the Code.

                  (2) Each then-outstanding warrant to purchase Company Stock (collectively, the Warrants ) shall be assumed by Parent and shall constitute a warrant (a Substitute Warrant ) to acquire, on the same terms and subject to the same conditions as were applicable to such Warrant, including without limitation term, exercisability, and any anti-dilution or other adjustment provisions, the number of JHA Shares determined by multiplying the number of shares of Company Stock subject to such Warrant immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share equal to the exercise price per share of Company Stock immediately prior to the Effective Time divided by the Conversion Ratio.

                  (3) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of JHA Shares for delivery upon exercise of Substitute Options and Substitute Warrants pursuant to the terms set forth in Section 4.2.1 and Section 4.2.2, respectively. Within 5 business days after the Effective Time, the JHA Shares subject to Substitute Options issued to holders of Options which were originally issued under employee benefit plans of the Company, as defined in Rule 405 under the Securities Act, will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form and Parent shall use all reasonable efforts to maintain the effectiveness of such registration statement for so long as any Substitute Options are outstanding.

      Section C.  Procedure for Payment.

                  (1) Immediately after the Effective Time, Parent will deposit, or cause to be deposited with, the Exchange Agent for the benefit of holders of Company Shares, for exchange in accordance with this Article IV, (a) that number of JHA Shares equal to the product of (i) the Conversion Ratio (as adjusted) times (ii) the number of issued and outstanding Company Shares (excluding shares held in treasury) and (b) an estimated amount of cash required to be delivered in exchange for fractional shares of Parent Stock.

                  (2) As soon as practicable after the Effective Time, Parent will cause the Exchange Agent to mail a letter of transmittal (with instructions for its use) to each record holder of outstanding Company Shares for the holder to use in surrendering the certificates which represented his or its Company Shares in exchange for a certificate representing the number of JHA Shares to which he or it is entitled.

                  (3) As soon as practicable after the Effective Time and after the surrender to the Exchange Agent of any certificate which, prior to the Effective Time, shall have represented any shares of Company Stock (a Certificate ) together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive certificates registered in the name of such person representing the JHA Shares to which such person shall be entitled as described in Section
      4.1.2 and cash payable to such person representing payment in lieu of a fraction of any JHA Share, if any, as determined in accordance with
      Section 4.4 (such cash to be provided in the form of a check).

                  (4) If any cash is to be paid to, or certificates representing JHA Shares are to be issued to, a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of cash to a person other than, or the issuance of certificates representing the JHA Shares in any name other than, that of, if any, the registered holder of the Certificate surrendered, or otherwise required, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                  (5) Parent will not pay any dividend or make any distribution on JHA Shares (with a record date at or after the Effective
      Time) to any holder of an unsurrendered Certificate until the holder surrenders for exchange of such Certificate. Parent instead will pay the dividend or make the distribution to the Exchange Agent in trust for the benefit of the holder pending surrender and exchange of such Certificate. Parent may cause the Exchange Agent to invest any cash the Exchange Agent receives from the Parent as a dividend or distribution; provided, however, that the terms and conditions of the investments shall be such as to permit the Exchange Agent to make prompt payments of cash to the holders of outstanding Company Shares as necessary. Parent may cause the Exchange Agent to pay over to Parent any net earnings with respect to the investments, and the Parent will replace promptly any cash which the Exchange Agent loses through investments. In no event, however, will any holder of an unsurrendered Certificate be entitled to any interest or earnings on the dividend or distribution pending receipt.

                  (6) Parent may cause the Exchange Agent to return any JHA Shares and dividends and distributions thereon remaining unclaimed 180 days after the Effective Time, and thereafter each remaining holder of an unsurrendered Certificate shall be entitled to look to Parent (subject to abandoned property, escheat, and other similar laws) as a general creditor thereof with respect to the JHA Shares and dividends and distributions thereon to which he or it is entitled upon surrender of his or its Certificates.

                  (7) In the event any Certificate shall have been lost, stolen or destroyed, Exchange Agent shall cause to be distributed JHA Shares in exchange for such lost, stolen or destroyed Certificate upon the making of an affidavit of that fact by the holder thereof; provided, however, that Parent may, in its reasonable discretion and as a condition precedent thereto, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent with respect to the Certificate alleged to have been lost, stolen or destroyed.

                  (8) Parent shall pay all charges and expenses of the Exchange Agent.

      Section D. No Fractional Shares. No certificate or scrip representing fractional JHA Shares shall be issued upon the surrender for exchange of certificates, and no dividend, stock split or interest shall relate to any such fractional shares. In lieu of any fractional JHA Share being issued, cash shall be paid to a holder of Company Stock who would otherwise be entitled to receive a fraction of a JHA Share in an amount equal to (a) the fraction of a JHA Share to which such holder would otherwise be entitled multiplied by (b) the Pre-Closing Average Price.

      Section E. Conversion of Newco Stock. Each issued and outstanding share of capital stock of Newco shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01, of the Surviving Corporation.

      Section F. Closing of Transfer Records. At and after the Effective Time, transfers of Company Shares outstanding immediately prior to the Effective Time shall not be made on the stock transfer books of the Surviving Corporation.

                                   ARTICLE 5.
                    REPRESENTATIONS AND WARRANTIES OF COMPANY

      Company represents and warrants to Parent and Newco that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date.

      Section A. Organization, Qualification, and Corporate Power. Each of Company and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation. Each of Company and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Each of Company and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

      Section B. Capitalization. The entire authorized capital stock of Company consists of 10,000,000 Company Shares and 5,000,000 shares of Preferred Stock. At the close of business on the date hereof, no shares of Preferred Stock are issued or outstanding, 4,923,695 Company Shares are issued and outstanding, 645,734 Company Shares are reserved for issuance pursuant to outstanding Options and Warrants and 51,892 Company Shares are held by Company in its treasury. All of the issued and outstanding Company Shares are duly authorized and are validly issued, fully paid, and nonassessable. Except as set forth above, or on Section 5.2 of the Company Disclosure Schedule, there are no outstanding or authorized Company Shares, options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company.

      Section C. Subsidiaries. Except as set forth in Section 5.3 of the Company Disclosure Schedule, all of the outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and nonassessable and are owned by Company or by a Subsidiary free and clear of any liens, claims, charges and encumbrances. There are not now, and at the Effective Time there will not be, any outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or other commitments obligating Company or any Subsidiary to issue, transfer or sell any securities of any Subsidiary. There are not now, and at the Effective Time there will not be, any voting trusts or other agreements or understandings to which Company or any Subsidiary is a party or is bound with respect to the voting of the capital stock of any Subsidiary.
      Section D. Authorization of Transaction. Company has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder; provided, however, that Company cannot consummate the Merger unless and until it receives the Requisite Company Stockholder Approval. This Agreement constitutes the valid and legally binding obligation of Company, enforceable against Company in accordance with its terms and conditions. The Board of Directors of Company has approved this Merger Agreement and has declared the advisability of the Merger Agreement and the Merger. The Board of Directors has taken all appropriate action so that (a) neither Parent nor Newco will be an interested stockholder within the meaning of Section 203 of the Delaware General Corporation Law by virtue of the parties entering into this Agreement and consummating the transactions contemplated hereby, and (b) no special vote of the Company s stockholders shall be required with regard to the Merger under Article 12 of the Company s Certificate of Incorporation pertaining to fair price in certain business combinations.

      Section E.  Noncontravention.   Except as set forth in Section 5.5 of the
Company Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(a) subject to the provisions of the next sentence, violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Company or any of its Subsidiaries is subject or any provision of the charter or bylaws of Company or any of its Subsidiaries or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Company or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where any such violations, conflicts, breaches, defaults, accelerations, or creation of the right to accelerate, terminate, modify, or cancel would not have a Material Adverse Effect. Other than in connection with the provisions of the Hart-Scott-Rodino Act, the Delaware General Corporation Law, the Securities Act, the Exchange Act, state securities laws, neither Company nor its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the parties to consummate the transactions contemplated by this Agreement.

      Section F. SEC Reports. Company has made all filings with the SEC that it has been required to make under the Securities Act and the Exchange Act (collectively the Public Reports ). Each of the Public Reports has complied with the Securities Act and the Exchange Act in all material respects. None of the Public Reports, as of their respective dates (or if amended or superseded by a subsequent filing, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Company has delivered to Parent a correct and complete copy of each Public Report (together with all exhibits and schedules thereto and as amended to date).

      Section G. Financial Statements. Company has filed a Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998 (the Most Recent Fiscal Quarter End ), and an Annual Report on Form 10-K for the fiscal years ended December 31, 1997 and 1996. The financial statements included in or incorporated by reference into these Public Reports (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and fairly present in all material respects the financial condition of Company and its Subsidiaries as of the indicated dates and the results of operations of Company and its Subsidiaries for the indicated periods, are correct and complete in all material respects, and are consistent with prior accounting policies (other than as disclosed in the Public Reports) and with the books and records of Company and its Subsidiaries; provided, however, that the interim statements are subject to normal year-end adjustments.

      Section H. Events Subsequent to Most Recent Fiscal Quarter End. Since the Most Recent Fiscal Quarter End, there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects of Company or its Subsidiaries. Material adverse changes in the business, financial condition, operations, results of operations, or future prospects of Company or its Subsidiaries which occur after the date of this Agreement and are caused by consequences directly relating to the announcement of the Merger shall not be considered a violation of the representation made in this Section 5.8.

      Section I. Properties. (a) Company does not own of record any real property; and (b) except as would not have a Material Adverse Effect, all material real property leases of Company and its Subsidiaries are in good standing, valid and effective in accordance with their respective terms, and neither Company nor any of its Subsidiaries is in default under any of such leases.
      Section J.  Agreements, Contracts and Commitments.  Except as set forth in
Section 5.10 of the Company Disclosure Schedule, Company has not breached, or received in writing any claim or notice that it has breached, any of the terms or conditions of any agreement, contract or commitment in such a manner as, individually or in the aggregate, would have a Material Adverse Effect. Each Company contract that has not expired by its terms is, to Company s Knowledge, in full force and effect and enforceable against the parties thereto in accordance with its terms.

      Section K. Employee Benefit Plans; ERISA. Section 5.11 of the Company Disclosure Schedule identifies each employee pension, retirement, profit sharing, bonus, incentive, deferred compensation, hospitalization, medical, dental, vacation, insurance, sick pay, disability, severance or other plan, fund, program, policy, contract or arrangement providing employee benefits maintained, promised or contributed to by Company, whether created in writing, through an employee manual or similar document or orally (the Plans ). Company has no formal plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan. Section 5.11 of the Company Disclosure Schedule sets forth all liabilities, obligations and commitments of Company, whether legally binding or not, to make any contributions to any Plan or payments to any employee or any other Person (other than payments being made on claims under Company s health plans) with respect to any of the Plans as of the date hereof. Except as set forth in Section 5.11 of the Company Disclosure Schedule: (a) all such Plans that are subject to the Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, together with the regulations thereunder ( ERISA ) comply in all material respects with ERISA and the Internal Revenue Code, (b) all contributions to or payments under such Plans that were due and payable by Company on or before the date hereof have been made, and (c) Company does not sponsor, maintain or contribute to any Plan which is subject to Title IV of ERISA, nor has Company terminated or withdrawn from any such Plan. Company will take all appropriate and necessary action on or before Closing to begin the process for terminating Company s defined contribution retirement plan, including the filing of Internal Revenue Service Form 5310, and upon approval of the Internal Revenue Service as to its qualified status upon termination, all account balances shall be distributed as directed by the participants, including, without limitation, as rollovers to Parent s 401(k) plan to the extent permissible.

      Section L.  Proprietary Rights.

                  (1) Except as set forth in Section 5.12 of the Company Disclosure Schedule, Company or one of its Subsidiaries owns or is licensed to use all copyrights, know-how, patents, trademarks and trade secrets (collectively, the Proprietary Rights ) necessary for the operation of its business as now conducted.

                  (2) Except as set forth in Section 5.12 of the Company Disclosure Schedule, Company and its Subsidiaries have not entered into any agreement that limits or restricts its right to use, copy, modify, prepare derivatives of, sublicense, distribute and otherwise market, severally or together, the Proprietary Software and/or the Proprietary Documentation. Except as set forth in Section 5.12 of the Company Disclosure Schedule, there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Proprietary Software with any current or past employee of Company or its Subsidiaries, or with any independent sales person, distributor, sublicensee or other remarketer or sales organization. Company s and its Subsidiaries present use, copying, modification, preparation of derivatives of, sublicensing, distribution or other marketing of the Proprietary Software does not infringe any intellectual property right of any Person.

                  (3) Except as set forth in Section 5.12 of the Company Disclosure Schedule, Company and its Subsidiaries own all right, title and interest in and to the copyrights in all Proprietary Software and Proprietary Documentation. Company and its Subsidiaries have not obtained registrations of any copyrights. Except as set forth in the Company Disclosure Schedule, each Person who has participated in or contributed to the development of the Proprietary Software and the Proprietary Documentation since the inception of Company, has either: (a) so contributed or participated as an employee of Company or a Subsidiary within the scope of his or her employment obligations, (b) so contributed or participated as an independent contractor pursuant to a valid and binding agreement which specifically assigns all copyrights to Company or Subsidiary, or (c) otherwise assigned to Company or Subsidiary the copyright in any Proprietary Software and Proprietary Documentation.

                  (4) Except as set forth in Section 5.12 of the Company Disclosure Schedule, Company and its Subsidiaries have taken efforts that are reasonable under the circumstances to prevent the unauthorized disclosure to other Persons of such portions of Company s and Subsidiaries trade secrets as would enable any such other Person to compete with Company or its Subsidiaries within the scope of its business as now conducted.

                  (5) Company or its Subsidiaries do not use any trademark in connection with its business in any material way, except for those trademarks listed in Section 5.12 of the Company Disclosure Schedule, and no such trademark is registered except as otherwise indicated therein.

                  (6) Any Third Party Software used by Company or its Subsidiaries within the scope of its business is identified in Schedule 2. Company and its Subsidiaries have the legal right to use, sublicense, distribute and otherwise market all Third Party Software in the manner that each presently uses, sublicenses, distributes and otherwise markets such Third Party Software in the normal course of its business. Except as set forth in Section 5.12 of the Company Disclosure Schedule, Company and its Subsidiaries have no obligation to make any payments by way of royalty, fee, settlement or otherwise to any Person in connection with Company s or Subsidiaries present use, sublicensing, distribution or other marketing of such Third Party Software.

                  (7) Except as set forth in Section 5.12 of the Company Disclosure Schedule, no claim has been asserted against Company or its Subsidiaries within the scope of its business by any other Person: (a) that such Person has any right, title or interest in or to any of Company s or Subsidiaries copyrights, patents or trade secrets, (b) that such Person has the right to use any of Company s or Subsidiaries trademarks, (c) to the effect that any past, present or projected act or omission by Company or Subsidiary infringes any rights of such Person to any copyright, patent, trade secret, know-how or trademark, or (d) that challenges Company s or Subsidiaries right to use any copyrights, patents, trade secrets, know-how or trademarks.

      Section M. Labor Matters. Neither Company nor any of the Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Company, threatened against Company or the Subsidiaries relating to their business, except for any such proceeding which would not have a Material Adverse Effect. To the Knowledge of Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Company or any of the Subsidiaries.

      Section N. Undisclosed Liabilities. Except as disclosed in Section 5.14 of the Company Disclosure Schedule, neither Company nor its Subsidiaries has any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, except for (a) liabilities set forth on the face of the balance sheet dated as of the Most Recent Fiscal Quarter End (or in the notes thereto), (b) liabilities which have arisen after the Most Recent Fiscal Quarter End in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), (c) liabilities specifically described in this Agreement or in the Company Disclosure Schedule and (d) liabilities permitted to be incurred under Section 7.12 hereof.

      Section O.        Litigation.  As of the date hereof, except as specified
in Section 5.15 of the Company Disclosure Schedule, (a) there is no suit, claim, action, proceeding, at law or in equity, or investigation pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries before any court or other governmental entity, and (b) neither Company nor any of its Subsidiaries is subject to any outstanding order, writ, judgment, injunction, decree or arbitration order or award. As of the date hereof, there are no suits, claims, actions, proceedings or investigations pending or, to the Knowledge of Company, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

      Section P.  Taxes.

                  (1) Except as disclosed in Section 5.16 of the Company Disclosure Schedule, all federal, state and local tax returns required to be filed by Company and its Subsidiaries on or prior to the date hereof have been filed; (ii) all Taxes and assessments including, without limitation, estimated tax payments, excise, unemployment, social security, occupation, franchise, property, sales and use taxes, and all penalties or interest in respect thereof now or heretofore due and payable by or with respect to Company and its Subsidiaries have been paid; (iii) all federal, state and local withholdings of Company and its Subsidiaries including, without limitation, withholding taxes, social security, and any similar taxes, have been withheld and paid over as required by law; and (iv) no extension with any taxing authority concerning any tax liability of or with respect to Company or its Subsidiaries is currently outstanding.

                  (2) There are no tax liens, whether imposed by any federal, state, local or foreign taxing authority, outstanding against any of the assets, properties or business of Company or its Subsidiaries (except for liens for property (ad valorem) taxes not yet due and payable).

For purposes of this Agreement, Taxes shall mean all federal, state, local, foreign income, property, sales, excise, employment, payroll, franchise, withholding and other taxes, tariffs, charges, fees, levies, imposts, duties, licenses or other assessments of every kind and description, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

      Section Q. Brokers Fees. Except as set forth in Section 5.17 of the Company Disclosure Schedule, neither of Company nor its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

      Section R. Year 2000. Company believes that, assuming the continued implementation without alteration or disruption of its plan for Year 2000 compliance, Company s and its Subsidiaries Proprietary Software will not be materially and adversely affected by the occurrence or use of dates before, on, or after January 1, 2000 A.D., including dates and leap years between the twentieth and twenty-first centuries ( Millennial Dates ), the Proprietary Software will without error or omission, create, receive, store, process and output (collectively Compute ) information related to the Millennial Dates. This warranty includes, without limitation, that the Proprietary Software will accurately, and without performance degradation, Compute Millennial Dates, date-dependent data, date-related interfaces, or other date-related functions (including, without limitation, calculating, comparing and sequencing such functions).
     Section S. Compliance with Laws. Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for failure to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

      Section T. Tax and Accounting Matters. Neither Company, nor its Subsidiaries, nor any of its Affiliates has taken or agreed to take any action, and Company does not have Knowledge of any circumstances relating to Company or its Subsidiaries or any of its Affiliates, that (a) would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code or (b) would prevent the Merger from being accounted for as a pooling of interests under the requirements of Opinion No. 16 of the American Institute of Certified Public Accounts ( AICPA ), as amended by the Statements of Financial Accounting Standards Board (the SFAS Board ) and the related interpretations of the AICPA, the SFAS Board, and the rules and regulations of the SEC.

      Section U. Disclosure. The information supplied by Company for inclusion in the Joint Disclosure Document insofar as it relates to Company will not (a) at the time the Joint Disclosure Document is first mailed to the Company s stockholders, or (b) on the date of the Special Company Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied by Company specifically for use in the Form S-4 will, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading.

      Section V. Fairness Opinion. Dain Rauscher Wessels has delivered to Company as of, or immediately prior to, the date of this Agreement, an opinion to the effect that the Conversion Ratio is fair to Company s stockholders from a financial point of view (the Fairness Opinion ).

                                   ARTICLE 6.
               REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

      Parent and Newco represent and warrant to Company that the statements contained in this Article VI are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date.

      Section A. Organization. Each of Parent and Newco is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Parent has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

      Section B. Capitalization. The entire authorized capital stock of Parent consists of (a) 50,000,000 JHA Shares and 500,000 shares of Preferred Stock, of which no shares of Preferred Stock are issued and outstanding, 18,955,217 JHA Shares are issued and outstanding, 2,096,234 JHA Shares are reserved for issuance pursuant to outstanding stock options, and no JHA Shares are held in treasury. All of the JHA Shares to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, and nonassessable. Other than the aforementioned outstanding stock options, there are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could cause Parent to issue, sell or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Parent.

      Section C. Authorization of Transaction. Each of Parent and Newco has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Parent and Newco, enforceable in accordance with its terms and conditions. No approval of this Agreement or the Merger by Parent s security holders is required under the provisions of Parent s Certificate of Incorporation or Bylaws or the Delaware General Corporation Law or the rules and regulations of the National Association of Securities Dealers.

      Section D. Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) subject to the provisions of the next sentence, violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Parent or Newco is subject or any provision of the charter or bylaws of Parent or Newco or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Parent or Newco is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not have a Material Adverse Effect. Other than in connection with the provisions of the Hart-Scott-Rodino Act, the Delaware General Corporation Law, the Exchange Act, the Securities Act, and the state securities laws, neither Parent nor Newco needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the parties to consummate the transactions contemplated by this Agreement.

      Section E. Brokers Fees. Neither Parent nor Newco has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Company or its Subsidiaries could become liable or obligated.

      Section F. Disclosure. The Form S-4 will comply with the Securities Act and the Exchange Act in all material respects. The Form S-4 will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading; provided, however, that Parent makes no representation or warranty with respect to any information that Company will supply specifically for use in the Form S-4. None of the information that Parent or Newco will supply specifically for use in the Form S-4 will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading.

      Section G. SEC Reports. Parent has made all filings with the SEC that it has been required to make under the Securities and Exchange Act. Each of such of the filings has complied with the Securities Act and the Exchange Act in all material respects. None of the reports contained in such filings, as of their respective dates (or if amended or superseded by subsequent filing, on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent contained in such filings and reports were prepared in accordance with GAAP applied on a consistent basis through the periods covered thereby (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and present fairly the financial condition of Parent as of the indicated dates and the results of operations of Parent for the indicated periods and are correct and complete in all material respects.

      Section H. Events Subsequent to Most Recent Fiscal Quarter End. Since March 31, 1998, there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects of Parent provided, however, that material adverse changes in the business, financial condition, operations, results of operations or future prospects of Parent which occur after the date of this Agreement and are caused by consequences directly relating to the announcement of the Merger shall not be considered a violation of the representation made in this Section 6.8.

      Section I. Litigation. As of the date hereof, there are no suits, claims, actions, proceedings or investigations pending or, to the Knowledge of Parent, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

      Section J. Tax and Accounting Matters. Neither Parent, nor its subsidiaries nor any of its affiliates has taken or agreed to take any action, and Parent does not have Knowledge of any circumstances relating to Parent or its subsidiaries or any of its Affiliates that (a) would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code or (b) would prevent the Merger from being accounted for as a pooling of interests under the requirements of Opinion No. 16 of the AICPA, as amended by the SFAS Board and the related interpretations of the AICPA, the SFAS Board, and the rules and regulations of the SEC.

      Section K. Ownership of Newco; No Prior Activities. Newco was formed solely for the purpose of engaging in the Merger, and is wholly owned by Parent. As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the Merger and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Newco has not and will not have incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

      Section L. Issuance of JHA Shares. The JHA Shares to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Parent s Certificate of Incorporation or Bylaws or any agreement to which Parent is a party or by which Parent is bound.

      Section M. Undisclosed Liabilities. Neither Parent nor its subsidiaries has any material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, except for (a) liabilities set forth on the face of its balance sheet as of March 31, 1998 (or in the notes thereto), (b) liabilities which have arisen after March 31, 1998 in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), and (c) liabilities specifically described in this Agreement.

                                   ARTICLE 7.
                              ADDITIONAL COVENANTS

      The parties agree as follows with respect to the period from and after the execution of this Agreement.

      Section A. General. Each of the parties will use its best efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article VIII below).

      Section B. Notices and Consents. Each of the parties hereto will give any notices (and will cause each of its subsidiaries to give any notices) to third parties, and will use its best efforts to obtain (and will cause each of its subsidiaries to use its best efforts to obtain) any third party consents, that the other party reasonably may request.

      Section C. Preparation of the Joint Disclosure Document and the Form S-4. As soon as practicable following the date hereof:

                  (1) Company shall prepare for inclusion in the Joint Disclosure Document and Form S-4 a proxy statement relating to the Merger in accordance with the Exchange Act and the rules and regulations under the Exchange Act, to the extent applicable. Parent shall prepare for inclusion in the Joint Disclosure Document and Form S-4 a prospectus relating to the issuance of JHA Shares. Company, Parent and Newco shall cooperate with each other in the preparation of the Joint Disclosure Document and the Form S-4. Company and Parent shall use all reasonable efforts to respond promptly to any comments made by the SEC with respect to the Joint Disclosure Document and Form S-4 and to cause the Joint Disclosure Document to be mailed to the stockholders of Company at the earliest practicable date after the Form S-4 is declared effective by the SEC.

                  (2) Parent shall prepare and file with the SEC the Form S-4. Parent shall also, prior to the Effective Time, take any action required to be taken under any applicable state securities laws in connection with the issuance of JHA Shares in the Merger, and Company shall furnish all information concerning Company and the holders of the Company Shares as may be reasonably requested in connection with any such action.

                  (3) Without limiting the generality of the foregoing, Company and Parent shall notify each other promptly of the issuance of any stop order relating to the Form S-4 or the Joint Disclosure Document, the receipt of the comments of the SEC and of any request by the SEC for amendments or supplements to the Joint Disclosure Document and Form S-4, or for additional information, and shall supply each other with copies of all correspondence between them or their respective representatives, on the one hand, and any state securities commission or the SEC or members of its staff, on the other hand, with respect to the Joint Disclosure Document and Form S-4. If at any time prior to the Special Company Meeting (as hereinafter defined) any event should occur relating to Company or Parent or their respective officers or directors which is required to be described in any amendment or supplement to the Joint Disclosure Document and Form S-4, the parties shall promptly inform each other. Whenever any event occurs which is required to be described in an amendment or a supplement to the Form S-4, Company and Parent shall, upon learning of such event, cooperate in promptly preparing, filing and (to the extent applicable) clearing with the SEC and mailing to the stockholders of Company such amendment or supplement; provided, however, that, prior to such mailing, (a) Company and Parent shall consult with each other with respect to such amendment or supplement, (b) Company and Parent shall afford each other reasonable opportunity to comment thereon, and (c) each such amendment or supplement shall be reasonably satisfactory to the other.

                  (4) Parent shall send the Form S-4 to Company for Company s review and comment prior to the filing of the Form S-4 with the SEC. Parent and Company each shall use all reasonable efforts to cause the Form S-4 to become effective as promptly as practicable.

      Section D. Compliance with the Securities Act. Prior to the Effective Time, Company shall cause to be delivered to Parent a list identifying all persons who where at the record date for the Special Company Meeting convened in accordance with Section 7.6 hereof, affiliates of Company as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the
 Affiliates ). Company shall use its efforts to cause each person who is identified as an Affiliate in the list referred to above to deliver to Parent at or prior to the Effective Time a written agreement in the form attached hereto as Exhibit C (the Affiliate Letters ).

      Section E. NASDAQ Quotation. Each of Company and Parent agrees to continue the quotation of Company Shares and JHA Shares on the NASDAQ National Market during the term of this Agreement so that appraisal rights will not be available to stockholders of Company under Section 262 of the Delaware General Corporation Law.

      Section F. Stockholder Approval. Company will call a special meeting of its stockholders (the Special Company Meeting ) as soon as reasonably practicable in order that Company s stockholders may consider and vote upon the adoption of this Agreement and the approval of the Merger in accordance with the Delaware General Corporation Law. Company will mail the Joint Disclosure Document to its stockholders as soon as reasonably practicable. The Joint Disclosure Document will contain the affirmative recommendation of the Company s Board of Directors in favor of the adoption of this Agreement and the approval of the Merger; provided, however, that no director or officer shall be required to violate any fiduciary duty or other requirement imposed by law in connection therewith.

      Section G. Hart-Scott-Rodino Act. Each of the parties will file (and Company will cause each of its Subsidiaries to file) any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, will use its reasonable best efforts to obtain (and Company will cause each of its Subsidiaries to use its reasonable best efforts to obtain) an early termination of the applicable waiting period, and will make (and Company will cause each of its Subsidiaries to make) any further filings pursuant thereto that may be necessary.

      Section H. Pooling of Interests. Company and Parent shall each use their best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests. Each of Company and Parent shall use their best efforts to not take any action and to cause its respective Affiliates not to take any action (including, without limitation any transactions involving the securities of Parent or Company) that would adversely affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests.

      Section I. Comfort Letters. Company will deliver to Parent on or before the date the Joint Disclosure Document is mailed to Company stockholders a letter of Ernst & Young, stating their conclusions as to the accuracy of certain information derived from the financial records of Company and its Subsidiaries and contained in the Joint Disclosure Document (the Company Comfort Letter ). The Company Comfort Letter shall be reasonably satisfactory to Parent in form and substance. Parent will deliver to Company on or before the date the Joint Disclosure Document is mailed to Company stockholders a letter of Deloitte & Touche stating their conclusions as to the accuracy of certain information derived from the financial records of Parent and its subsidiaries and contained in the Joint Disclosure Document (the Parent Comfort Letter ). The Parent Comfort Letter shall be reasonably satisfactory to Company in form and substance.

      Section J. Pooling of Interests Opinions. Company shall cause to be delivered to Parent an opinion of Ernst & Young in form reasonably satisfactory to Parent at the Closing, addressed to Company, setting forth the concurrence of Ernst & Young with Company as to the eligibility of Company to participate in the Merger, and that such participation will not, in and of itself, disqualify the Merger from pooling of interests accounting under Opinion No. 16 of the AICPA, as amended by the SFAS Board and the related interpretations of the AICPA, the SFAS Board, and the rules and regulations of the SEC. Parent shall cause to be delivered to Company an opinion of Deloitte & Touche in form reasonably satisfactory to Company at the Closing, addressed to Parent, setting forth the concurrence of Deloitte & Touche with Parent s management as to the appropriateness of pooling of interest accounting for the Merger under Opinion No. 16 of the AICPA, as amended by the SFAS Board and the related interpretations of the AICPA, the SFAS Board, and the rules and regulations of the SEC.

      Section K. Tax-Free Reorganization. Company and Parent shall each use its best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code. Parent shall file, and shall cause its Affiliates (including the Surviving Corporation) to, file all tax returns in a manner that is consistent with the intended treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Parent shall not, and shall not permit its Affiliates (including the Surviving Corporation) to, take any action that adversely affects the foregoing intended treatments.

      Section L. Operation of Business. Company will not (and will not cause or permit any of its Subsidiaries to), without the consent of Parent, engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, neither Company nor its Subsidiaries:

                  (1) will authorize or effect any change in its charter or bylaws;

                  (2) will grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding);

                  (3) will declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock, in either case outside the Ordinary Course of Business;

                  (4) will issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

                  (5) will impose any Security Interest upon any of its assets outside the Ordinary Course of Business;

                  (6) will make any capital investment in, make any loan to, or acquire the securities or assets of any other Person outside the Ordinary Course of Business; and

                  (7) will make any change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business.

      Section M. Full Access and Confidentiality. Except for information relating to any claims either party may have against the other, Company and Parent shall each afford to the other and to the other s financial advisors, legal counsel, accountants, consultants and other representatives full access during normal business hours throughout the period prior to the Effective Time to all of its books, records, properties, plans and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information as such other party may reasonably request, provided that no investigation pursuant to this
Section 7.13 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party shall hold in confidence all Confidential Information until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other material (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof. The confidentiality obligations of the parties hereto shall be terminated regarding any Confidential Information obtained or acquired if (a) such Confidential Information becomes known to the public generally through no fault of the receiving party, (b) disclosure is required by law or the order of any governmental authority, or (c) the disclosing party reasonably believes that such disclosure is required in connection with the defense of a lawsuit against the disclosing party; provided, that prior to disclosing any information pursuant to clause (a), (b) or (c), such party shall, if possible, give prior written notice thereof to the other party to provide the other party with the opportunity to contest such disclosure.

      Section N. Notice of Developments. Each party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties in Article V and VI above. No disclosure by any party pursuant to this Section 7.14, however, shall be deemed to amend or supplement either parties respective Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

      Section O. Exclusivity. Company agrees (a) that, neither Company nor its Subsidiaries shall, and that it and they will cause their respective directors, officers, employees not to, and will use their best efforts to cause their financial advisors, legal counsel, accountants and other agents and representatives not to, initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to, engage in negotiations concerning, provide any Confidential Information or data to or have any discussions with any Person relating to, any acquisition, business combination or purchase of all or the major portion of the assets of, or any equity interest in such party or any subsidiary of such party (an Acquisition Proposal ), other than the Merger, (b) that Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the foregoing, and (c) that Company will notify Parent immediately in writing if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company; provided, however, that nothing contained in this Section 7.15 shall prohibit the Board of Directors of Company from furnishing information to or entering into discussions or negotiations with, any Person that makes an unsolicited bona fide written Acquisition Proposal, if and only to the extent that, the Board of Directors of Company, after consultation with legal counsel, determines in good faith that
(i) the Acquisition Proposal would be more favorable to Company s stockholders than the Merger, (ii) failure to take such action would result in a breach by the Board of Directors of Company of its fiduciary duties to Company s stockholders under applicable law, and (iii) prior to furnishing any Confidential Information to such Person or entering into discussions or negotiations with such Person, Company receives from such Person an executed confidentiality agreement with provisions no less favorable to Company than the Confidentiality Agreement referred to in Section 10.4 and Company provides written notice to Parent that it is furnishing information to, or entering into discussions or negotiations with, such Person. Company shall keep Parent informed in reasonable detail of the terms, status and other pertinent details of any Acquisition Proposal including the identity of any Person making an Acquisition Proposal. Nothing in this Section 7.15 shall (A) permit Company to terminate this Agreement (except as specifically provided in Article IX hereof),
(B) permit Company to enter into any agreement with respect to an Acquisition Proposal, except as set forth in Section 9.1.5, during the term of this Agreement (it being agreed that during the term of this Agreement, Company shall not enter into any agreement with any Person that provides for, or in any way facilitates, an Acquisition Proposal (other than a confidentiality agreement or as set forth in Section 9.1.5)) or (C) affect any other obligation of any party under this Agreement.

      Section P.  Insurance and Indemnification.

                  (1) Parent will provide each individual who served as a director or officer of Company at any time prior to the Effective Time with liability insurance in respect of acts or omissions occurring at or prior to the Effective Time for a period of six (6) years after the Effective Time, such coverage to be on terms no less favorable in coverage and amount than any applicable insurance in effect immediately prior to the Effective Time; provided, however, that Parent may reduce the coverage and amount of liability insurance to the extent the cost of liability insurance having the full coverage and amount would exceed $130,000 per annum.

                  (2) The Surviving Corporation will observe any indemnification and limitation on liability provisions now existing in the certificate of incorporation or bylaws of Company for the benefit of any individual who served as a director or officer of Company at any time prior to the Effective Time.

                  (3) If the Surviving Corporation or any of its successors or assigns (a) consolidates with or mergers into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person other than in the Ordinary Course of Business, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent s option, Parent shall assume the obligations of the Surviving Corporation set forth in this Section 7.16.

      Section Q. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that the filing fees in connection with the HSR Act filing and those expenses incurred in connection with printing the Form S-4 and the related Joint Disclosure Document, as well as the filing fee relating to the Form S-4 shall be paid by the Parent.

      Section R. Cooperation. For all consents and approvals which Company is required to obtain pursuant to this Agreement, Parent shall cooperate and provide to Company such documentation or other information as Company shall reasonably request. For all consents and approval which Parent is required to obtain pursuant to this Agreement, Company shall cooperate and provide to Parent such documentation or other information as Parent shall reasonably request.

      Section S. Governmental Approvals. Company and Parent shall use their reasonable best efforts to (a) take, or cause to be taken, all appropriate action necessary, proper or advisable under applicable law or required to be taken by any governmental entity or otherwise to consummate and make effective the Merger as promptly as practicable, (b) obtain from any governmental entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent, Newco, or Company or of their respective subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger, and (c) furnish to each other all information required for any application or other filing to be made pursuant to any applicable law in connection with this Agreement and the Merger.

      Section T. Obligations of Newco. Parent shall take all action necessary to cause Newco to perform its agreements, covenants, and obligations under this Agreement and to consummate the Merger.

      Section U. Public Announcements. Parent and Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation. The parties have agreed on the text of a joint release by which Parent and Company will announce the execution of this Agreement.

      Section V. Nasdaq National Market System. Parent shall promptly prepare and submit to the National Association of Securities Dealers a Notification Form for listing of the additional shares of Parent Stock issuable in the Merger on the Nasdaq National Market System.

                                   ARTICLE 8.
                       CONDITIONS TO OBLIGATIONS TO CLOSE

      Section A. Conditions to Obligation of Parent and Newco. The obligation of Parent and Newco to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                  (1) this Agreement and the Merger shall have received the Requisite Company Stockholder Approval;

                  (2) Company and its Subsidiaries shall have procured all third party consents reasonably requested by Parent pursuant to Section
      7.2 the failure of which to receive would have a Material Adverse Effect on Company or Parent;

                  (3) the representations and warranties of Company set forth in Article V above (a) that are qualified as to materiality by a Material Adverse Effect shall be true and correct at and as of the Closing Date (except that representations and warranties that are confined to a specific date and qualified as to materiality by a Material Adverse Effect shall be true and correct as of such date) and (b) that are not so qualified as to materiality shall be true and correct in all material respects at and as of the Closing (except that representations and warranties that are confined to a specific date and are not so qualified as to materiality shall be true and correct in all material respects as of such date);

                  (4) Company shall have performed and complied in all material respects with all of its covenants hereunder through the Closing;
                  (5) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) adversely affect the right of the Surviving Corporation to own the assets, to operate the businesses, and to control the Subsidiaries of Company, or (D) adversely affect the right of any Subsidiary of Company to own its assets and to operate its businesses;

                  (6) Company shall have delivered to Parent a certificate to the effect that each of the conditions specified above in Sections 8.1.1 through 8.1.5 are satisfied in all respects;

                  (7) the Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness the Form S-4 shall be in effect and no proceeding for that purpose shall have been initiated or threatened by the SEC;

                  (8) the waiting period applicable to the Merger (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the parties shall have received all other required authorizations, consents, and approvals of governments and governmental agencies;

                  (9) Parent shall have received from Ernst & Young the opinions described in Sections 7.9 and 7.10;

                  (10) no governmental entity shall have issued, enacted, promulgated, enforced or entered any order, stay, decree, judgment, injunction, rule, regulation or statute which is in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

                  (11) Parent shall have received executed Affiliate Letters in accordance with Section 7.4 of this Agreement;
                  (12) Parent shall have received the resignations, effective as of the Closing, of each director and officer of Company and its Subsidiaries other than those whom Parent shall have specified in writing at least five (5) business days prior to the Closing; and

                  (13) Company shall have terminated the Peerless Group, Inc. Employee Stock Purchase Plan.

Parent may waive any condition specified in this Section 8.1 if it executes a writing so stating at or prior to the Closing.

      Section B. Conditions to Obligation of Company. The obligation of Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                  (1) the Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness the Form S-4 shall be in effect and no proceeding for that purpose shall have been initiated or threatened by the SEC;

                  (2) Parent and its subsidiaries shall have procured all third party consents reasonably requested by Company pursuant to Section
      7.2 the failure of which to receive would have a Material Adverse Effect on Company or Parent;

                  (3) the representations and warranties of Parent set forth in Article VI above (a) that are qualified as to materiality by a Material Adverse Effect shall be true and correct at and as of the Closing Date (except that representations and warranties that are confined to a specific date and qualified as to materiality by a Material Adverse Effect shall be true and correct as of such date) and (b) that are not so qualified as to materiality shall be true and correct in all material respects at and as of the Closing (except that representations and warranties that are confined to a specific date and are not so qualified as to materiality shall be true and correct in all material respects as of such date);

                  (4) Parent shall have performed and complied in all material respects with all of its covenants hereunder through the Closing;

                  (5) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (a) prevent consummation of any of the transactions contemplated by this Agreement, (b) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (c) affect adversely the right of the Surviving Corporation to own the assets, to operate the businesses, and to control the Subsidiaries of Company, or (d) affect adversely the right of any of the Subsidiaries of Company to own its assets and to operate its businesses.

                  (6) Parent shall have delivered to Company a certificate to the effect that each of the conditions specified above in Sections 8.2.1 through 8.2.5 are satisfied in all respects;

                  (7) this Agreement and the Merger shall have received the Requisite Company Stockholder Approval;

                  (8) the waiting period applicable to the Merger (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the parties shall have received all other required authorizations, consents, and approvals of governments and governmental agencies;

                  (9) no governmental entity shall have issued, enacted, promulgated, enforced or entered any order, stay, decree, judgment, injunction, rule, regulation or statute which is in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

                  (10) Company shall have received from Deloitte & Touche the opinions described in Sections 7.9 and 7.10; and

                  (11) Company shall have received an opinion of counsel, in form reasonably acceptable to it, to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code.

Company may waive any condition specified in this Section 8.2 if it executes a writing so stating at or prior to the Closing.


                                   ARTICLE 9.
                                  TERMINATION

      Section A. Termination of Agreement. Either Parent or Company may terminate this Agreement with the prior authorization of its Board of Directors (whether before or after obtaining the Requisite Company Stockholder Approval) as provided below:

                  (1) this Agreement may be terminated by mutual written consent of Parent and Company at any time prior to the Effective Time;

                  (2) Parent may terminate this Agreement by giving written notice to the Company at any time prior to the Effective Time (a) in the event Company has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Parent has notified Company of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach, or (b) if the Closing shall not have occurred on or before February 19, 1999 by reason of the failure of any condition precedent under Section 8.1 hereof (unless the failure results primarily from Parent or Newco breaching any representation, warranty, or covenant contained in this Agreement);

                  (3) Company may terminate this Agreement by giving written notice to Parent at any time prior to the Effective Time (a) in the event Parent has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Company has notified Parent of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach, or (b) if the Closing shall not have occurred on or before February 19, 1999 by reason of the failure of any condition precedent under Section 8.2 hereof (unless the failure results primarily from Company or any Subsidiary breaching any representation, warranty, or covenant contained in this Agreement);

                  (4) Parent or Company may terminate this Agreement by giving written notice to the other party at any time after the Special Company Meeting in the event this Agreement and the Merger fail to receive the Requisite Company Stockholder Approval, provided that Company may not terminate this Agreement pursuant to this Section 9.1.4 unless it shall have paid to Parent the fee provided in Section 9.2;

                  (5) Company may terminate this Agreement at any time prior to the Special Company Meeting by giving written notice to Parent upon Company s execution of a definitive and binding written agreement with any Person, other than Parent, who has made an unsolicited Acquisition Proposal which the Board of Directors of Company has determined in good faith (a) is more favorable to Company stockholders than the Merger and
      (b) would result in a breach by the Board of Directors of Company of its fiduciary duties to Company stockholders if such Acquisition Proposal were not accepted; provided that Company may not terminate this Agreement pursuant to this Section 9.1.5 unless it pays to Parent the fee provided in Section 9.2.2 and complies with all obligations to Parent under Section 7.15;

                  (6) either Company or Parent may terminate this Agreement by giving written notice to the other if there shall be a final nonappealable order in effect preventing consummation of the Merger, or there shall be any action taken, or any governmental entity shall have issued, enacted, promulgated, enforced or entered any order, stay, decree, judgment, injunction, statute, law, rule or regulation deemed applicable to the Merger that would make consummation of the Merger illegal (provided, that the right to terminate the Agreement pursuant to this Section 9.1.6 shall not be available to any party that has not complied with the obligations under Sections 6.6, 7.3, 7.7 or 7.19); or

                  (7)  subject to Company s and Parent s obligations under
      Section 7.8, either Company or Parent may terminate this Agreement by giving written notice to the other that (a) such party is in receipt of opinions of counsel or of their accountants to the effect that the Merger is not reasonably likely to qualify for pooling of interests accounting or
      (b) that any of the opinions required by Section 7.10 hereof have been withdrawn.

      Section B. Termination Fee. If the Agreement is terminated by Company pursuant to Section 9.1.4, Section 9.1.5 or Section 9.1.6, all rights and obligations of Company hereunder shall terminate without any further liability of Company to Parent (except as provided in this Section 9.2); provided, however, that the confidentiality provisions contained in Section 7.13 and the expense provisions contained in Section 7.17 shall survive any such termination.

                  (1) If this Agreement is terminated pursuant to Section 9.1.4, then, in such event, Company shall pay to Parent prior to or simultaneously with such termination, in immediately available funds, a fee in an amount equal to $500,000.

                  (2) If this Agreement is terminated pursuant to Section 9.1.5, then, in such event, Company shall pay to Parent prior to such termination, in immediately available funds, a fee in an amount equal to $750,000, and shall, upon the effective date of the merger or acquisition contemplated in the Acquisition Proposal, pay to Parent, in immediately available funds, an additional fee in an amount equal to $750,000.

                  (3) If (a) this Agreement is terminated pursuant to Section 9.1.4; (b) at the time of such termination, an Acquisition Proposal shall have been made by any other Person and (c) within 12 months of such termination, Company or any of its Subsidiaries accepts a written offer or enters into a definitive written agreement to consummate an Acquisition Proposal with such other Person, or any successor or assign thereof, then Company shall pay Parent in immediately available funds, an additional fee of $500,000, and shall, upon the effective date of the merger or acquisition contemplated in the Acquisition Proposal, pay to Parent, in immediately available funds, an additional fee in an amount equal to $500,000.

      Section C. Effect of Termination. If any party terminates this Agreement pursuant to Sections 9.1.1 to 9.1.3 or 9.1.5, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party (except for any liability of any party then in breach); provided, however, that the confidentiality provisions contained in Sections 7.13 and 7.17, shall survive any such termination.
                                 ARTICLE 10.
                                MISCELLANEOUS

      Section A. Survival. None of the representations and warranties of the parties shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

      Section B. Press Releases and Public Announcements. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other parties; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing party will use its reasonable best efforts to advise the other parties prior to making the disclosure).

      Section C. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns; provided, however, that (a) the provisions in Section 4.1 above concerning issuance of the JHA Shares are intended for the benefit of Company stockholders and (b) the provisions in
Section 7.16 above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.

      Section D. Entire Agreement. Other than the Confidentiality Agreement between Company and Parent dated June 8, 1998, and the Stock Option Agreement of even date, this Agreement, including the Exhibits and Schedules attached hereto, constitutes the entire agreement between the parties and supersedes any prior understandings, agreements, or representations by or between the parties, written or oral, to the extent they relate in any way to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party hereto which is not embodied in this Agreement or such other documents, and no party hereto shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

      Section E. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

      Section F. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      Section G. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

      Section H. Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:
      If to Company:                         with a copy to:

       Peerless Group, Inc.                   Haynes and Boone, LLP
       1212 East Arapaho Road                 901 Main Street,
       Richardson, Texas  75081               3100 NationsBank Plaza
       FAX: 972-497-9246                      Dallas, Texas  75202
       Attn: Rodney L. Armstrong,             FAX:  214-651-5940
 C.E.O.                                       Attn:  Robert Kibby


      If to Parent or Newco:                 with a copy to:

       Jack Henry & Associates, Inc.          Shughart Thomson & Kilroy, P.C.
       663 Highway 60                         12 Wyandotte Plaza
       P.O. Box 807                           120 W. 12th Street
       Monett, Missouri  65708                Kansas City, Missouri 64105
       FAX:  417-235-1765                     FAX:  816-374-0509
       Attn: Michael E. Henry,                Attn: Robert T. Schendel
 President


Any party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

      Section I. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

      Section J. Amendments and Waivers. The parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective Boards of Directors; provided, however, that any amendment effected subsequent to obtaining the Requisite Company Stockholder Approval will be subject to the restrictions contained in the Delaware General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless signed by the party to be charged with such waiver. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

      Section K. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

      Section L. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word including shall mean including without limitation.

      Section M. Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof. Inclusion of information in any Schedule to this Agreement does not constitute an admission or acknowledgment of the materiality of such information. To the extent that any information included in any Section of any Schedule provided by a party hereto applies or pertains to any other Section of such Schedule, such information shall be deemed to be incorporated by reference in all Sections of such Schedule to which such information is applicable.

      Section N. Cooperation. Parent, Newco and Company shall each deliver or cause to be delivered to the other at the Closing, and at such times and places as shall be reasonably agreed to, such additional instruments as the other may reasonably request for the purpose of effectuating this Agreement.

      Section O. Submission to Jurisdiction. Each of the parties hereto irrevocably (a) consent to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event that nay dispute arises out of this Agreement or of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not initiate any action related to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court in the State of Delaware or a Delaware state court.



      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                          JACK HENRY & ASSOCIATES, INC.


                                          By:
                                          Title:


                                          PEERLESS ACQUISITION CORP.


                                          By:
                                          Title:


                                          PEERLESS GROUP, INC.


                                          By:
                                          Title:





                                                            Exhibit 2
                             STOCK OPTION AGREEMENT

      STOCK OPTION AGREEMENT (this Agreement ), dated as of August 18, 1998, between Jack Henry & Associates, Inc. a Delaware corporation ( Grantee ), and Peerless Group, Inc., a Delaware corporation (the Company ).

      WHEREAS, the Company, Grantee and Peerless Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Grantee ( Newco ), have contemporaneously with the execution of this Agreement, entered into an Agreement and Plan of Merger dated August 18, 1998 (the Merger Agreement ) which provides, among other things, that Newco shall be merged with and into the Company pursuant to the terms and conditions thereof; and

      WHEREAS, as an essential condition and inducement to Grantee s entering into the Merger Agreement and in consideration therefor, the Company has agreed to grant Grantee the Option (as hereinafter defined);

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

      11. GRANT OF OPTION. The Company hereby grants to Grantee an unconditional, irrevocable option (the Option ) to purchase, subject to the terms hereof, 979,815 shares (such shares being referred to herein as the
 Option Shares ) of fully paid and nonassessable common stock, par value $.01 per share, of the Company ( Company Common Stock ), equal to 19.9% of the number of shares of Company Common Stock issued and outstanding as of the date hereof at the exercise price of $7.25 per share (such price, as adjusted if applicable, the Option Price ).

      12.   A.   EXERCISE OF OPTION. Grantee may exercise the Option, in whole or part, and from time to time, after the occurrence, if any, of a Triggering Event (as hereinafter defined) and prior to the first occurrence of an Option Termination Event (as hereinafter defined).

            B. OPTION TERMINATION EVENTS. The term Option Termination Event shall mean any of the following events:

                 (1)  the Effective Time (as defined in the Merger Agreement);

                 (2) termination of the Merger Agreement pursuant to Section 9.1.1, 9.1.2(b) or 9.1.3 thereof;

                 (3) 270 days after the first occurrence of a Triggering Event (as hereinafter defined);
                 (4) termination of this Stock Option Agreement by mutual written consent; or

                 (5)  August 15, 1999.

            C. TRIGGERING EVENTS. The term Triggering Event shall mean the occurrence (after the date hereof) of either of the two following events:

                 (1)  termination of the Merger Agreement pursuant to Section
      9.1.4 thereof, if prior to the Special Company Meeting, there shall have been a proposal or offer (other than the Merger Agreement) with respect to any acquisition, business combination or purchase of 20% or more of the assets of, or any 20% or greater equity interest in, Company or any of its Subsidiaries and such proposal or offer shall not have been rejected by Company; or

                 (2)  termination of the Merger Agreement by Company pursuant to
      Section 9.1.5 of the Merger Agreement.

            D. NOTICE OF TRIGGERING EVENT. The Company shall notify Grantee in writing as promptly as practicable, and in any event within 24 hours, of the occurrence of any Triggering Event, it being understood that the giving of such notice by the Company shall not be a condition to the right of Grantee to exercise the Option or for a Triggering Event to have occurred.

            E. NOTICE OF EXERCISE; CLOSING. In the event that Grantee is entitled to and wishes to exercise the Option, it shall send to the Company a written notice (such notice being herein referred to as an Exercise Notice and the date of issuance of an Exercise Notice being herein referred to as the
 Notice Date ) specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three (3) Business Days nor later than forty (40) Business Days from the Notice Date for the closing of such purchase (the Option Closing Date ); provided, that if the closing of the purchase and sale pursuant to the Option (the Option Closing ) cannot be consummated, by reason of any applicable judgment, decree, order, law or regulation, the Option Closing Date shall be ten business days after such impediment to consummation shall have been removed; provided further that if such impediment to consummate is not removed within one (1) year after the related Notice Date, Grantee shall, to the extent permitted by applicable law, nevertheless be entitled to exercise its rights as set forth herein, including without limitation the rights set forth in Subsection 5(a) and Grantee shall be entitled to exercise the Option in connection with the resale of the Company Common Stock pursuant to a registration statement as provided in Section 6.

            F. CONDITIONS TO CLOSING. The obligation of Company to issue shares of Company Common Stock to Grantee hereunder is subject to the conditions that (i) all waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, applicable to the issuance of the shares of Company Common Stock hereunder shall have expired or have been terminated; (ii) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the shares of Company Common Stock hereunder shall have been obtained or made, as the case may be; and (iii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect.

            G. PURCHASE PRICE. At the Option Closing, Grantee shall pay to the Company the aggregate Option Price in immediately available funds by wire transfer to a bank account designated by the Company, provided that failure or refusal of the Company to designate such a bank account shall not preclude Grantee from exercising the Option.

            H. ISSUANCE OF COMPANY COMMON STOCK. At the Option Closing, simultaneously with the delivery of immediately available funds as provided in Subsection 2(g), the Company shall deliver to Grantee a certificate or certificates representing the number of shares of Company Common Stock purchased by Grantee and, if the Option should be exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares purchasable hereunder. If at the time of issuance of any Option Shares pursuant to an exercise of all or part of the Option hereunder, the Company shall have issued any rights or other securities which are attached to or otherwise associated with the Company Common Stock, then each Option Share issued pursuant to such exercise shall also represent such rights or other securities with terms substantially the same as and at least as favorable to Grantee as are provided under any shareholder rights agreement or similar agreement of the Company then in effect.

            I. LEGEND. Certificates for Company Common Stock delivered at an Option Closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

             THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN
            REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

It is understood and agreed that the reference to the resale restrictions of the Securities Act of 1933, as amended (the Securities Act ), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to the Company a copy of a letter from the staff of the SEC, or an opinion of counsel, reasonably satisfactory to the Company, to the effect that such legend is not required for purposes of the Securities Act. In addition, such certificates shall bear any other legend as may be required by Law.

            J. RECORD GRANTEE. Upon the delivery by Grantee to the Company of the Exercise Notice and the tender of the applicable Option Price in immediately available funds, Grantee shall be deemed to be the holder of record of the shares of Company Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Company Common Stock shall not then be actually delivered to Grantee or the Company shall have failed or refused to designate the bank account described in Subsection 2(g).

      13. RESERVATION OF SHARES. The Company agrees (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Company Common Stock issuable pursuant to this Agreement so that the Option may be exercised without additional authorization of Company Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Company Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Company; and (iii) promptly to take all action as may from time to time be required in order to permit Grantee to exercise the Option and the Company to duly and effectively issue shares of Company Common Stock pursuant hereto.

            14. DIVISION OF OPTION; LOST OPTIONS. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of the Company, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Company Common Stock purchasable hereunder. The terms
 Agreement and Option as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, the Company will execute and deliver a new Agreement of like tenor and date.

      15. ADJUSTMENT UPON CHANGES IN CAPITALIZATION. Company Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 5.

            A. ADDITIONAL SHARES ADJUSTMENT. Excluding issuances contemplated by Subsection 5(b), in the event that any additional shares of Company Common Stock, or any rights, options (other than compensatory options), warrants, subscriptions, calls, convertible securities or other agreements or commitments obligating the Company to issue any shares of Company Common Stock, are issued or otherwise become outstanding after the date hereof (an Increase ), the number of shares of Company Common Stock subject to the Option shall be increased by a number of shares equal to the product of (i) 19.9% and (ii) the number of shares of Company Common Stock issued and outstanding immediately after the Increase minus the number of shares of Company Common Stock issued and outstanding immediately prior to the Increase; provided that the number of shares of Company Common Stock subject to the Option shall in no event exceed 19.9% of the issued and outstanding shares of Company Common Stock immediately prior to exercise.

            B. TRANSACTION ADJUSTMENT. In the event of any change in Company Common Stock by reason of stock dividends, splits, mergers, recapitalization, combinations, subdivisions, conversions, exchanges of shares or other similar transactions then, the type and number of shares of Company Common Stock purchasable upon exercise hereof shall be appropriately adjusted so that Grantee shall receive upon exercise of the Option and payment of the aggregate Option Price hereunder the number and class of shares or other securities or property that Grantee would have received in respect of Company Common Stock if the Option had been exercised in full immediately prior to such event, or the record date therefor, as applicable.

      16. REGISTRATION RIGHTS. If during the three years following the first exercise hereof the Company shall propose to register under the Securities Act the offering, sale and delivery of Company Common Stock for cash for its own account or for any other stockholder of the Company pursuant to a firm underwriting, it will allow Grantee the right to participate in such registration; provided, however, that, if the managing underwriter of such offering advises the Company in writing that in its opinion the number of shares of Company Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, the Company will, after fully including therein all shares of Company Common Stock to be sold by the Company, include the shares of Company Common Stock requested to be included therein by Grantee pro rata (based on the number of shares of Company Common Stock intended to be included therein) with the shares of Company Common Stock intended to be included therein by Persons other than the Company. The Company will use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The expenses associated with the preparation and filing of any such registration statement pursuant to this Section 6 and any sale covered thereby (including any fees related to blue sky qualifications and filing fees in respect of the Securities and Exchange Commission or the National Association of Securities Dealers, Inc.) will be for the account of the Company except for underwriting discounts or commissions or brokers fees in respect to shares of Company Common Stock to be sold by the Grantee and the fees and disbursements of the Grantee s counsel. Grantee will provide all information reasonably requested by the Company for inclusion in any registration statement to be filed hereunder. In connection with any offering, sale and delivery of Company Common Stock pursuant to a registration statement effected pursuant to this Section 6, the Company and Grantee will provide each other and each underwriter of the offering with customary representations, warranties and covenants, including covenants of indemnification and contribution.

      17.   CORPORATE CHANGE.   In the event that the Company shall enter into
an agreement (i) to consolidate with or merge into any Person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Company Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the continuing or surviving corporation, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that, upon the consummation of any such transaction and upon the terms and conditions set forth herein, Grantee shall receive for each share of Company Common Stock with respect to which the Option has not been exercised an amount of consideration in the form of and equal to the per share amount of consideration that would be received by the holder of one share of Company Common Stock less the Option Price (and, in the event of an election or similar arrangement with respect to the type of consideration to be received by the holders of Company Common Stock, subject to the foregoing, proper provision shall be made so that Grantee, as the holder of the Option, would have the same election or similar rights as would the holder of the number of shares of Company Common Stock for which the Option is then exercisable).

      18. EXTENSION OF TIME FOR REGULATORY APPROVALS. The periods related to exercise of the Option and the other rights of Grantee hereunder shall be extended (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods and (ii) to the extent necessary to avoid liability under Section 10(b) of the Exchange Act by reason of such exercise.

      19. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Grantee as follows:

            A. AUTHORITY. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Company. This Agreement is the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors rights generally or to general principles of equity.

            B. CORPORATE ACTION. The Company has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Company Common Stock equal to the maximum number of shares of Company Common Stock at any time and from time to time issuable hereunder, and all such shares of Company Common Stock, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all Liens and not subject to any preemptive rights.

            C. NO CONFLICT. Except as set forth in Section 5.5 of the Company Disclosure Schedule attached to the Merger Agreement, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation pursuant to any provisions of the Certificate of Incorporation or by-laws of the Company or any Subsidiary of the Company, subject to obtaining any approvals or consents contemplated hereby, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary of the Company or their respective properties or assets.

            D. ANTI-TAKEOVER STATUTES. The provisions of Section 203 of the General Corporation Law of the State of Delaware will not, prior to the termination of this Agreement, apply to this Agreement or the transactions contemplated hereby and thereby. The Company has taken, and will in the future take, all steps necessary to irrevocably exempt the transactions contemplated by this Agreement from any other applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.

      20. REPRESENTATIONS OF GRANTEE. The Grantee hereby represents and warrants to the Company that it is an accredited investor as defined in the Securities and Exchange Commission s Rule 501(a) and that in acquiring the Option pursuant to this Stock Option Agreement, it is acting for its own account, for the purpose of investment, and not with a view to the distribution or resale of any securities of the Company.

      21. STANDSTILL PROVISIONS. A. Other than pursuant to the Merger Agreement, following the occurrence of a Triggering Event, if any, hereof and prior to the Standstill Expiration Date (as defined below), without the prior written consent of the Company, Grantee shall not, nor shall Grantee permit its affiliates to, directly or indirectly, alone or in concert or conjunction with any other Person or Group (as defined below), (i) acquire, agree to acquire or make any proposal to acquire, any securities or material property of the Company (other than pursuant to this Agreement or the Merger Agreement), (ii) propose to enter into any merger or business combination involving the Company or to purchase a material portion of the assets of Company, (iii) make or in any way participate in any solicitation of proxies (as such terms are used in Regulation 14A promulgated under the Securities exchange Act of 1934, as amended (the Exchange Act )) to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of the Company, (iv) form, join or in any way participate in a Group with respect to any voting securities of the Company, (v) seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, (vii) advise, assist or encourage any other Person in connection with the foregoing or (viii) request the Company (or its directors, officers, employees or agents) to amend or waive any provisions of this Section 11, or take any action that may require the Company to make a public announcement regarding the possibility of a business combination or merger with such party.

      B. For purposes of this Agreement, (i) the term Group shall mean any two or more persons acting as set forth in Section 13(d)(3) of the Exchange Act,
(ii) the term Person shall mean any corporation, partnership, individual, trust, unincorporated association or other entity or Group, and (iii) the term
 Standstill Expiration Date shall mean the earlier to occur of (A) 270 days after the occurrence of the Special Company Meeting referred to in Section 7.6 of the Merger Agreement, or (B) 180 days after the termination of the Merger Agreement pursuant to Section 9.1.5 thereof.

      22. VOTING OF SHARES. Following the occurrence of a Triggering Event, if any, and until the Standstill Expiration Date (as defined above in Section 11(b)), Grantee shall vote any shares of Company Common Stock acquired pursuant to the Option on each matter submitted to a vote of stockholders of the Company for and against such matter in the same proportion as all other outstanding shares of Company Common Stock are voted (whether by proxy or otherwise) for and against such matter.

      23. ASSIGNMENT. The Company may not assign any of its rights or obligations under this Agreement or the Option created hereunder to any other Person, without the express written consent of Grantee. Grantee may not assign any of its rights or obligations under this Agreement or the Option created hereunder to any other Person without the consent of the Company (which consent will not be unreasonably withheld).

      24. APPLICATION FOR REGULATORY APPROVAL. Each of Grantee and the Company will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement.
      25. SPECIFIC PERFORMANCE. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

      26. SEPARABILITY OF PROVISIONS. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

      27. NOTICES. All notices, claims, demands and other communications hereunder shall be deemed to have been duly given or made when delivered in person, by registered or certified mail (postage prepaid, return receipt requested), by overnight courier or by facsimile at the respective addresses of the parties set forth in the Merger Agreement.

      28. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      29. DEFINITIONS. Capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

      30. ENTIRE AGREEMENT. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Any provision of this Agreement may be waived only in writing at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

      31. FURTHER ASSURANCES. In the event of any exercise of the Option by Grantee, the Company and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise. Nothing contained in this Agreement shall be deemed to authorize the Company or Grantee to breach any provision of the Merger Agreement.

      IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                          PEERLESS GROUP, INC.



                                          Name:
                                          Title:


                                          JACK HENRY & ASSOCIATES, INC.



                                          Name:
                                          Title:











                                                                  EXHIBIT 3
                           AGREEMENT WITH SHAREHOLDERS

      THIS AGREEMENT dated as of August 18, 1998, by and among Jack Henry & Associates, Inc., a Delaware corporation ( Jack Henry ), and certain officers and directors of Peerless Group, Inc., a Delaware corporation ( Peerless ), who are signatories hereto (each, a Shareholder and collectively, the
 Shareholders ).

      WHEREAS, simultaneously with the execution and delivery of this Agreement, Jack Henry and Peerless are entering into an Agreement and Plan of Merger
( Merger Agreement ), whereby, among other things, upon the terms and subject to the conditions thereof, (i) a newly formed subsidiary of Jack Henry will be merged with and into Peerless in accordance with the General Corporation Law of the State of Delaware (the Merger ) and (ii) each share of common stock, par value $.01 per share, of Peerless (the Shares ) issued and outstanding at the effective time of the Merger will be converted into the right to receive $7.25 per share in common stock, par value $.01 per share, of Jack Henry; and

      WHEREAS, consummation of the Merger Agreement and the transactions contemplated therein is conditioned upon the affirmative vote of the holders of a majority of the Shares; and

      WHEREAS, in order to induce Jack Henry to enter into the Merger Agreement, each undersigned Shareholder desires to enter into this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, Jack Henry and the Shareholders agree as follows.

      32. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS. Each Shareholder hereby severally represents and warrants to Jack Henry as follows:
(a) each Shareholder has good and marketable title to such Shareholder s Shares as set forth on Schedule A, free and clear of any liens, encumbrances, restrictions on transfer or rights of others, except for those liens, encumbrances, restrictions on transfer and rights of others listed on Schedule B; (b) the execution and delivery of this Agreement and the consummation of the transactions herein provided, do not and will not violate any agreement binding upon any Shareholder; and (c) this Agreement is the valid and binding agreement of each Shareholder enforceable against each Shareholder in accordance with its terms.

      33. REPRESENTATIONS AND WARRANTIES OF JACK HENRY. Jack Henry hereby represents and warrants to the Shareholders that this Agreement has been duly authorized by all necessary corporate action on the part of Jack Henry, has been duly executed by a duly authorized officer of Jack Henry and constitutes a valid and binding agreement of Jack Henry enforceable against Jack Henry in accordance with its terms.
      34. COVENANTS. From the date hereof, each Shareholder severally agrees not to take any of the following actions so long as this Agreement remains in effect: (a) either directly or indirectly sell, transfer, pledge (except for pledges in place on the date hereof), assign, hypothecate or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment, hypothecation or other disposition of such Shareholder s Shares or rights to obtain any Shares; and (b) either directly or indirectly grant any proxy to any person regarding his ownership of any Shares, deposit any Shares into a voting trust or enter into a voting agreement regarding such Shares that would be inconsistent with the terms of this Agreement. Each Shareholder agrees and consents to the entry of stop transfer instructions with Peerless against the transfer of any Shares in violation of subparagraph (a) above.

      35. VOTING AGREEMENT; PROXY. For so long as this Agreement is in effect, each Shareholder agrees that:

            (a) He shall vote, or cause to be voted, all of his Shares in favor of the approval and adoption of the Merger as provided for in the Merger Agreement and the transactions contemplated therein.

            (b) In any meeting of the stockholders of Peerless called to consider the Merger and in any action by consent of the stockholders of Peerless with respect to the Merger, he shall vote or cause to be voted all of his
Shares: (i) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Peerless under the Merger Agreement or of such Shareholder under this Agreement; and (ii) against any action or agreement that would impede, interfere with or discourage the transactions contemplated by the Merger Agreement, including, without limitation: (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Peerless or any of its subsidiaries, (2) a sale or transfer of a material amount of assets of Peerless or any of its subsidiaries or the issuance of securities by Peerless or any of its subsidiaries; (3) any change in the Peerless Board of Directors, (4) any change in the present capitalization or dividend policy of Peerless or any of its subsidiaries (other than as contemplated by the Merger Agreement) or (5) any other material change in Peerless or any of its subsidiaries corporate structure or business.

            (c) He shall, upon request, grant Jack Henry an irrevocable proxy appointing Jack Henry or its designee(s), with full power of substitution, its attorney and proxy to vote all such Shareholder s Shares at any meeting of the stockholders of Peerless called to consider the Merger or in connection with any action by written consent by the stockholders of Peerless with respect to the Merger. Each Shareholder acknowledges and agrees that such proxy, if and when given, will be coupled with an interest, will be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies will be given ( and if given will not be effective).

            (d) Nothing contained herein shall be deemed to vest in Jack Henry any direct or indirect ownership of any Shares. By reason of this Agreement, Jack Henry shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Peerless or exercise any power or authority to direct the Shareholders in the voting of any of the Shares (except as specifically provided herein) or the performance of the Shareholders duties or responsibilities as stockholders, officers and directors of Peerless.
      36.   NO SOLICITATION.

            (a) Each Shareholder represents that he is not engaged in any discussions or negotiations with third parties with respect to any Acquisition Proposal (as defined below). Each Shareholder agrees that he shall not, individually or with others, directly or indirectly, through any employee, representative or agent (i) solicit, initiate or encourage any inquiries or proposals which constitute, or would lead to, a proposal or offer for sale of the Shares, a merger, consolidation, business combination, sale of substantial assets, sale of substantial portion of the outstanding of the Shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Peerless or any of its subsidiaries, other than the transactions contemplated by this Agreement or the Merger Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an
 Acquisition Proposal ), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to, approve or recommend any Acquisition Proposal; provided, however, that nothing herein shall prohibit any Shareholder, acting as an officer or Director of Peerless, from fulfilling his fiduciary duties to Peerless and its stockholders with respect to an unsolicited bona fide written Acquisition Proposal in accordance with section 7.15 of the Merger Agreement.

            (b) Each Shareholder agrees to notify Jack Henry immediately (in no even later than 24 hours) after receipt by him of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of Peerless by any person or entity that informed such Shareholder that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally or by facsimile and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contract.

      37. PUBLIC ANNOUNCEMENTS. The Shareholders will consult with Jack Henry before issuing any press release with respect to the transactions contemplated by this Agreement and the Merger Agreement, and shall not issue any press release prior to such consultation, except as may be required by applicable law.

      38. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

      39. TERMINATION. This Agreement shall terminate upon the earlier of (i) the Closing Date (as defined in the Merger Agreement), (ii) notice of termination being given by Jack Henry to the Shareholders, (iii) the termination of the Merger Agreement, or (iv) February 1, 1999. No such termination shall relieve any party from liability for any breach of this Agreement.

      40. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives and assigns. If any Shareholder shall at any time hereafter acquire ownership of, or voting power with respect to, any additional Shares in any manner, whether by exercise of options, operation of law or otherwise, such Shares shall be held subject to all of the terms and provisions of this Agreement.

      41. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

      42. SEVERAL OBLIGATIONS. The obligations and covenants of the Shareholders herein are several and not joint.

      IN WITNESS WHEREOF, Jack Henry and the Shareholders have caused this Agreement to be duly executed on the date first above written.

                                          JACK HENRY & ASSOCIATES, INC.


                                          BY:
                                          NAME:
                                          TITLE:


                                          SHAREHOLDERS:



                                          Rodney L. Armstrong, Jr.



                                          Steven W. Tomson



                                          Kevin W. Marsh



                                          Allen D. Fleener



                                                                  EXHIBIT 4
                           AGREEMENT WITH SHAREHOLDERS

      THIS AGREEMENT dated as of August 18, 1998, by and among Jack Henry & Associates, Inc., a Delaware corporation ( Jack Henry ), and certain officers and directors of Peerless Group, Inc., a Delaware corporation ( Peerless ), who are signatories hereto (each, a Shareholder and collectively, the
 Shareholders ).

      WHEREAS, simultaneously with the execution and delivery of this Agreement, Jack Henry and Peerless are entering into an Agreement and Plan of Merger
( Merger Agreement ), whereby, among other things, upon the terms and subject to the conditions thereof, (i) a newly formed subsidiary of Jack Henry will be merged with and into Peerless in accordance with the General Corporation Law of the State of Delaware (the Merger ) and (ii) each share of common stock, par value $.01 per share, of Peerless (the Shares ) issued and outstanding at the effective time of the Merger will be converted into the right to receive $7.25 per share in common stock, par value $.01 per share, of Jack Henry; and

      WHEREAS, consummation of the Merger Agreement and the transactions contemplated therein is conditioned upon the affirmative vote of the holders of a majority of the Shares; and

      WHEREAS, in order to induce Jack Henry to enter into the Merger Agreement, each undersigned Shareholder desires to enter into this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, Jack Henry and the Shareholders agree as follows.

      43. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS. Each Shareholder hereby severally represents and warrants to Jack Henry as follows:
(a) each Shareholder has good and marketable title to such Shareholder s Shares as set forth on Schedule A, free and clear of any liens, encumbrances, restrictions on transfer or rights of others, except for those liens, encumbrances, restrictions on transfer and rights of others listed on Schedule B; (b) the execution and delivery of this Agreement and the consummation of the transactions herein provided, do not and will not violate any agreement binding upon any Shareholder; and (c) this Agreement is the valid and binding agreement of each Shareholder enforceable against each Shareholder in accordance with its terms.

      44. REPRESENTATIONS AND WARRANTIES OF JACK HENRY. Jack Henry hereby represents and warrants to the Shareholders that this Agreement has been duly authorized by all necessary corporate action on the part of Jack Henry, has been duly executed by a duly authorized officer of Jack Henry and constitutes a valid and binding agreement of Jack Henry enforceable against Jack Henry in accordance with its terms.
      45. COVENANTS. From the date hereof, each Shareholder severally agrees not to take any of the following actions so long as this Agreement remains in effect: (a) either directly or indirectly sell, transfer, pledge (except for pledges in place on the date hereof), assign, hypothecate or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment, hypothecation or other disposition of such Shareholder s Shares or rights to obtain any Shares; and (b) either directly or indirectly grant any proxy to any person regarding his or her ownership of any Shares, deposit any Shares into a voting trust or enter into a voting agreement regarding such Shares that would be inconsistent with the terms of this Agreement. Each Shareholder agrees and consents to the entry of stop transfer instructions with Peerless against the transfer of any Shares in violation of subparagraph (a) above.

      46. VOTING AGREEMENT; PROXY. For so long as this Agreement is in effect, each Shareholder agrees that:

            (a) He or she shall vote, or cause to be voted, all of his or her Shares in favor of the approval and adoption of the Merger as provided for in the Merger Agreement and the transactions contemplated therein.

            (b) In any meeting of the stockholders of Peerless called to consider the Merger and in any action by consent of the stockholders of Peerless with respect to the Merger, he or she shall vote or cause to be voted all of his or her Shares: (i) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Peerless under the Merger Agreement or of such Shareholder under this Agreement; and (ii) against any action or agreement that would impede, interfere with or discourage the transactions contemplated by the Merger Agreement, including, without limitation: (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Peerless or any of its subsidiaries, (2) a sale or transfer of a material amount of assets of Peerless or any of its subsidiaries or the issuance of securities by Peerless or any of its subsidiaries; (3) any change in the Peerless Board of Directors, (4) any change in the present capitalization or dividend policy of Peerless or any of its subsidiaries (other than as contemplated by the Merger Agreement) or (5) any other material change in Peerless or any of its subsidiaries corporate structure or business.

            (c) He or she shall, upon request, grant Jack Henry an irrevocable proxy appointing Jack Henry or its designee(s), with full power of substitution, its attorney and proxy to vote all such Shareholder s Shares at any meeting of the stockholders of Peerless called to consider the Merger or in connection with any action by written consent by the stockholders of Peerless with respect to the Merger. Each Shareholder acknowledges and agrees that such proxy, if and when given, will be coupled with an interest, will be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies will be given ( and if given will not be effective).

            (d) Nothing contained herein shall be deemed to vest in Jack Henry any direct or indirect ownership of any Shares. By reason of this Agreement, Jack Henry shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Peerless or exercise any power or authority to direct the Shareholders in the voting of any of the Shares (except as specifically provided herein) or the performance of the Shareholders duties or responsibilities as stockholders, officers and directors of Peerless.

      47. PUBLIC ANNOUNCEMENTS. The Shareholders will consult with Jack Henry before issuing any press release with respect to the transactions contemplated by this Agreement and the Merger Agreement, and shall not issue any press release prior to such consultation, except as may be required by applicable law.

      48. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

      49. TERMINATION. This Agreement shall terminate upon the earlier of (i) the Closing Date (as defined in the Merger Agreement), (ii) notice of termination being given by Jack Henry to the Shareholders, (iii) the termination of the Merger Agreement, or (iv) February 1, 1999. No such termination shall relieve any party from liability for any breach of this Agreement.

      50. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives and assigns. If any Shareholder shall at any time hereafter acquire ownership of, or voting power with respect to, any additional Shares in any manner, whether by exercise of options, operation of law or otherwise, such Shares shall be held subject to all of the terms and provisions of this Agreement.

      51. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

      52. SEVERAL OBLIGATIONS. The obligations and covenants of the Shareholders herein are several and not joint.

      IN WITNESS WHEREOF, Jack Henry and the Shareholders have caused this Agreement to be duly executed on the date first above written.

                                          JACK HENRY & ASSOCIATES, INC.


                                          BY:
                                          NAME:
                                          TITLE:


                                          SHAREHOLDERS:



                                          William F. Dunbar



                                          David A. O Connor



                                          Jane C. Walsh